Exhibit 99.2

SPHERE 3D CORP.

MANAGEMENT INFORMATION CIRCULAR

As at December 1, 2021

General Information

The Board of Directors (the "Board") of Sphere 3D Corp. (the "Company") is providing these materials to you in connection with the solicitation by and on behalf of the management of the Company of proxies for use at our annual and special meeting of shareholders (the "Meeting"). The Meeting will be held by virtual electronic means only, on Wednesday, December 22, 2021 at 1:00 p.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting"). This management information circular (the "Circular") summarizes the information that you will need to know to vote in an informed manner.

At the Meeting, the shareholders will be asked to consider and vote on proposals 1 through 5 below:

1. to consider and, if deemed advisable, to pass an ordinary resolution to elect four directors who will serve until the next annual shareholder meeting or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) and the constating documents of the Company;

2. to consider and, if deemed advisable, to pass an ordinary resolution appointing Smythe LLP as the Company's auditor who will serve until the next annual shareholder meeting;

3. the ratification and authorization of the issuance of common shares by the Company in a private placement financing transaction that closed on July 12, 2021 (the "Private Placement Proposal");

4. the authorization of an amendment of the by-laws of the Company (the "By-law Amendment Proposal");

5. the authorization of the board of directors to increase or decrease the size of the board of directors up to one-third within the minimum and maximum number of directors prescribed under the Articles of the Company (the "Board Size Proposal");

6. to receive the audited financial statements of the Company for the year ended December 31, 2020, including the auditor's report thereon; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board recommends you vote "FOR" each of these proposals.

The Company does not expect a vote to be taken on any other matters at the Meeting or any adjournment or postponement thereof. If any other matters are properly presented at the Meeting or any adjournment or postponement thereof for consideration, however, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.

Solicitation of Proxies

Solicitations may be made by mail and supplemented by telephone, internet, or other personal contact by the officers, employees or agents of the Company without special compensation. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation materials to the beneficial owners of the common shares of the Company. The cost of any such solicitation will be borne by the Company. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Voting Rights, Outstanding Shares, Record Date

We will begin mailing this Circular and the accompanying form of proxy (or voting instruction form) on or about December 1, 2021 to all shareholders of record that are entitled to vote. Each common share that you own entitles you to one vote on all the matters to be voted upon at the Meeting. If you submit a properly executed form of proxy (or voting instruction form) without indicating how you wish to vote, your proxy will be counted as a vote in favor of the proposals. Only shareholders that owned our common shares at the close of business on November 19, 2021, (the "Record Date"), are entitled to vote at the Meeting. On the Record Date, 63,032,908 common shares were outstanding.

Quorum and Required Vote

The Company's by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of outstanding common shares having voting rights at the Meeting. There must be a quorum for business to be conducted at the Meeting. Failure of a quorum to be present at the Meeting will necessitate an adjournment or postponement and will subject the Company to additional expense. Once a common share is represented at the Meeting, whether in person or by proxy, it will be counted for the purpose of determining a quorum at the Meeting and any adjournment of the Meeting. However, if a new record date is set for the adjourned Meeting, then a new quorum will have to be established.

The proposals regarding (i) election of the nominated directors, (ii) appointment of the auditors, (iii) the Private Placement Proposal and (iv) the By-law Amendment Proposal require the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the Meeting. The Board Size Proposal requires not less than two-thirds (66⅔%) of the votes cast by shareholders represented in person or by proxy at the Meeting.

Instructions for Attending Virtual Meeting

In light of the ongoing COVID 19 pandemic and restrictions in the United States and Canada regarding the gathering of public non-essential meetings, the Meeting will be held using Zoom video conferencing. The following are the instructions to participate using Zoom video conferencing:

Please visit website: www.Zoom.us/join to join meeting. You will be prompted to install the Zoom app, if you do not currently have it installed on your mobile device or computer.

Meeting ID: 966 0166 7247

You may also join the Meeting using the following direct website address: https://zoom.us/j/96601667247

You may use your mobile device or computer's speaker and microphone for the audio portion (if available).

If you do not have Internet access or prefer to call in through your telephone, go to: https://zoom.us/u/ac5oydcfh to find your local dial-in number, and use the Meeting ID listed above. If you are asked for a Participant ID, press # to bypass it.

Whether or not you plan to participate, to ensure that your shares are represented and voted at the meeting, either vote your shares: (i) by completing and returning your amended proxy card mailed to you together with this Circular; or (ii) electronically over the Internet. Voting instructions are printed on your proxy card and included in the accompanying Circular. Please vote as promptly as possible in order to ensure your representation at the meeting. Submitting your instructions by any of these methods will not affect your right to attend the meeting by Zoom meeting process.

Appointment of Proxies

The persons named in the form of proxy are directors and/or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) to attend and represent such shareholder at the Meeting other than those persons named in the form of proxy. Such right may be exercised by striking out the printed names and inserting such other person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.

If you are a shareholder of record, you may vote in one of three ways:

• attend the Meeting and vote in person;

• complete, sign, date and return the enclosed form of proxy; or

• vote via the Internet following the instructions included with your form of proxy and outlined below.

If you are a shareholder of record, then you may go to www.voteproxyonline.com to vote your shares via the Internet. The votes represented by this proxy will be generated on the computer screen and you will be prompted to submit or revise your vote as desired. To vote your shares personally, a shareholder of record must submit the form of proxy, appointing themselves as proxyholder by the proxy deadline. However, even if a registered shareholder plans to attend the Meeting, we recommend voting your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

To be used at the Meeting, proxies must be received by TSX Trust Company not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may also be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

Revocability of Proxies

As a shareholder, once you have submitted your proxy by mail or via the Internet, you may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. You may revoke your proxy in any one of three ways:

• you may grant another proxy marked with a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method); or

• you may notify our Secretary in writing that you wish to revoke your proxy before it is voted at the Meeting of any adjournment or postponement thereof; or

• you may vote in person at the Meeting or any adjournment or postponement thereof.

Voting of Proxies

A representative from our transfer agent, TSX Trust Company, will tabulate the votes. All common shares represented at the Meeting or any adjournment or postponement of the Meeting by properly executed proxies will be voted and where a choice, including the choice to withhold from voting, with respect to any matter to be acted upon has been specified in the form of proxy, the common shares represented by the proxy will be voted in accordance with such specifications on any ballot that may be called for. If no instruction is given, then the proxy will be voted FOR each of the directors and Proposal No. 2 through Proposal No. 5.

The enclosed form of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the Company is not aware of any amendments thereto, or variations thereof, or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Company.

Advice to Non-Registered Shareholders on Voting Their Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Circular as "Non-Registered Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, bank, trust company or other intermediary (an "Intermediary") then, in almost all cases, those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will generally be registered under the name of the nominee of a clearing agency in which such Intermediary participates or, more rarely, in the name of the Intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.). Common shares of Non-Registered Shareholders can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries and nominees are prohibited from voting common shares held by Non-Registered Shareholders. Therefore, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them and ensure that instructions respecting the Meeting and the voting of their common shares are communicated to the appropriate person.

Applicable securities legislation requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders' meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. If you are a Non-Registered Shareholder, in addition to the Notice of Meeting accompanying this Circular, you also received, depending on the Intermediary through which your common shares are held, either a voting instruction form which must be completed and returned in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or a form of proxy which has already been signed or stamped with a facsimile signature of the Intermediary and which is restricted as to the number of Shares beneficially owned by you. Non-Registered Shareholders who receive voting instruction forms, forms of proxy or other voting materials from an Intermediary should complete and return such materials in accordance with the instructions accompanying the materials in order to properly vote their common shares.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares not registered in its name, a Non-Registered Shareholder may attend at the Meeting as proxyholder for the registered holder of its common shares and vote such common shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and vote their common shares as proxyholder for the registered holder of their common shares should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them. However, even if a Non-Registered Shareholder plans to attend the Meeting, we recommend voting your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Proxy-related materials in connection with the Meeting are being sent and made available to both registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the issuer or its agent has sent proxy-related materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from your Intermediary. By choosing to send these materials to you directly, the issuer (and not the Intermediary) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Adjournments or Postponements

Although it is not currently expected, the Meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment or postponement may be made without notice, other than by an announcement made at the Meeting of the time, date and place of the adjourned or postponed Meeting.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue an unlimited number of common shares, of which, as of the Record Date, 63,032,908 common shares were issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each common share held.

The holders of common shares of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held.

To the knowledge of the directors and officers of the Company, as of the Record Date, no persons beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares.

Separate Copy of Annual Report or Proxy Materials

If you share an address with another shareholder, each shareholder may not receive a separate copy of our proxy materials. Shareholders who do not receive a separate copy of our proxy materials and who want to receive a separate copy may request to receive a separate copy of our proxy materials by writing to our Chief Financial Officer at Sphere 3D Corp., 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3, or by calling 1-416-749-5999. We undertake to deliver promptly a copy of the proxy materials, upon the receipt of such request. Shareholders who share an address and receive multiple copies of our proxy materials may also request to receive a single copy by following the instructions above.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to:

1.  the election of directors;

2.  the appointment of auditors;

3.  the Private Placement;

4.  the By-law Amendment;

5.  the Board Size; and

6.  the receipt of the financial statements and auditors' report thereon.

The proposals numbered 1 through 4 above will each require the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the Meeting. The Board Size Proposal in number 5 above requires the affirmative vote of not less than two-thirds (66⅔%) of the votes cast by shareholders represented in person or by proxy at the Meeting. Proposal numbered 6 above requires no vote.

The Company's by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of issued shares having voting rights at the Meeting.

Shareholder Proposals for the Next Annual Meeting

To be considered for inclusion in the Company's proxy materials for the next annual meeting of shareholders, your proposal must be submitted in writing by no later than August 3, 2022 at 5 p.m. (Eastern Time) to the attention of the Corporate Secretary of the Company at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3. On June 27, 2017, the shareholders of the Company adopted the advance notice by-law No. 2 ("By-law No. 2"), which establishes the conditions and framework for nominating directors to the Board. By-law No. 2 sets forth the deadline by which shareholders must submit director nominations to the Company and the information to be provided and other procedures to be followed in respect of such nomination. You are therefore advised to review the Company's by-laws, which qualify the information set out in this paragraph in its entirety.

Currency

Unless otherwise stated in this Circular, references to financial figures and "$" are to United States dollars.

Presentation of the Audited Annual Financial Statements

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2020, including the Auditors' Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements, including the Auditors' Report thereon, have been mailed to shareholders who requested them.

Overland Divestiture

As previously announced on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 13, 2018, the Company sold all of the issued and outstanding shares of capital stock of Overland Storage, Inc. (the "Overland Divestiture").

PROPOSAL NO. 1

Election of Directors

The Board presently consists of four directors. All directors are elected annually. The Board has fixed the number of directors to be elected at the Meeting at four. It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) (the "OBCA") and the constating documents of the Company, unless his or her office is earlier vacated. It is the intention of the management designees, if named as proxy, to vote FOR the election of said persons to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of directors.

The names of persons proposed to be nominated by management for election as a director; their age, all positions and offices with the Company held by them; their principal occupation for the last five years; the periods during which they have served as a director; and the number of shares beneficially owned or controlled, directly or indirectly, by them or over which control or direction is exercised, as of the Record Date and other information about them is set forth below.

Name, Position, Province/State, and Country of Residence	Age	Director Since	Principal Occupation	Number of Common Shares (1)	Beneficial Ownership (2)
Vivekanand Mahadevan (3)	68	December 1, 2014	Chief Executive Officer, Buurst, Inc.	3,185	*
Lead Independent Director California, USA
Duncan J. McEwan (3)	68	May 10, 2017	Corporate Director	3,596	*
Director Ontario, Canada
Peter Tassiopoulos	53	March 7, 2014	Chief Executive Officer,	500	*
Chief Executive Officer Ontario, Canada			Sphere 3D Corp.
Patricia Trompeter(3)	54	April 21, 2021	Chief Executive Officer and Director
Director Connecticut, USA			Parsec Capital Acquisition Corp.	-	-

_______

* Less than 1%

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Based on 63,032,908 shares outstanding as of the Record Date.

(3) Member of Audit Committee, Compensation Committee, Nominating and Governance Committee, and independent director. See "Corporate Governance - Board of Directors".

Vivekanand Mahadevan has been the Chief Executive Officer of Buurst, Inc., a data performance company, since November 2020. Mr. Mahadevan has also been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since March 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from November 2010 until February 2012. Prior to that time Mr. Mahadevan served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from January 2009 to September 2010. Prior to LSI Corporation, he was Chief Executive Officer of Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Mr. Mahadevan previously served as a member of the Board of Directors of Violin Memory, Inc. Mr. Mahadevan holds an M.B.A. in Marketing and MS in Engineering from the University of Iowa as well a degree in Mechanical Engineering from the Indian Institute of Technology.

Duncan J. McEwan is a corporate director, and former President of Diligent Inc., a consulting company he founded in 1991 specializing in M&A and strategic advice for technology-based clients. Mr. McEwan was Executive Vice President and Chief Strategy Officer of Call-Net Enterprises Inc., a provider of long-distance telephone services until it merged into Rogers Communication Inc. (2004-2005); President and Chief Operating Officer of Sprint Canada Inc., an integrated, national telecommunications provider (2001-2004); Chief Executive Officer of Northpoint Canada Communications, a provider of high-speed data and Internet (DSL) lines (2000-2001); Vice President of Business Development of Canadian Satellite Communications ("Cancom") (1996-1998); and President and Chief Executive Officer of Cancom (1998-2000). Mr. McEwan was Chairman of the Board of Geminare Incorporated, a business continuity and cloud-based software systems provider, from 2010 until October 2021 when the company was sold and has previously served on a number of other public and private company boards. Mr. McEwan is a graduate of the University of Toronto.

Peter Tassiopoulos has served as the Chief Executive Officer of the Company since November 14, 2018. Mr. Tassiopoulos served as President of the Company from December 1, 2014 until his appointment as Chief Executive Officer. Mr. Tassiopoulos previously served as the Chief Executive Officer of the Company from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as leading early-stage technology companies. He was also actively involved as a business consultant prior to his tenure with the Company, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.

Patricia Trompeter has served as the Chief Executive Officer and Chairman of the Board of Parsec Capital Acquisition Corp. (PCXCU), a special purpose acquisition company, since February 2021. She is also the Chief Executive Officer of Fact, Inc (FCTI), a fine art and collectible authentication technology company, since March 2021, a Director since October 2020 and Chief Operating Officer and Chief Financial Officer from November 2020 to February 2021. Ms. Trompeter is also the Chief Executive Officer of Astro Aerospace Ltd. (ASDN), an electric vertical take-off and landing ("eVTOL") investment and technology company, since June 2021 and a Director since March 2021. She is the Founder of Ceres Capital Holdings, a position she has held since October 2020. She is a Co-Founder and was Chief Operating Officer of Webbs Hill Partners, LLP, an independent investment and advisory firm growing innovative technologies in emerging markets, from January 2018 to June 2021. Between December 2016 and January 2018, Ms. Trompeter, took a short break from her work to attend to family matters. Ms. Trompeter has over 17 years experience in mergers and acquisition, acquisition integration, corporate strategy development, finance and acquisition, business operations, and financial management. She has held several key executive roles at GE Capital, including Chief Financial Officer, serves as a mentor for minority female-owned businesses and is a director of 7MB Holdings LLC. Ms. Trompeter studied business administration at Marquette University, majoring in finance and economics, and graduated in 1989.

There are no family relationships between any executive officer, director or person nominated by us to become a director or executive officer. There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Company acting solely in such capacity) pursuant to which a nominee is to be elected as a director.

Except as set out below in "Bankruptcies," to the knowledge of the Company, no proposed director of the Company:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, "order" means:

(i) a cease trade order;

(ii) an order similar to a cease trade order; or

(iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

(b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Bankruptcies

Mr. Mahadevan served as a director of Violin Memory, Inc. ("Violin") from April 2014 to March 2017. On December 14, 2016, Violin filed for creditor protection under Chapter 11 of the United States Bankruptcy Code. Violin was a public company until April 21, 2017, when it terminated its registration under Section 12(g) of the Securities Exchange Act and emerged from bankruptcy after its assets were acquired in a bankruptcy auction by Quantum Partners LP, a private investment fund managed by Soros Fund Management LLC.

The Board recommends voting FOR each of the proposed nominees for election as directors.

PROPOSAL NO. 2

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Smythe LLP ("Smythe") as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditors' remuneration. The engagement of Smythe was approved by our Audit Committee and by our Board. Smythe has served as the Company's auditors since July 25, 2019. A representative of Smythe is not expected to be present at the Meeting. On the representations of the said auditors, neither the firm nor any of its partners has any direct financial interest nor any material indirect financial interest in the Company or any of its subsidiaries nor has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Prior to the engagement of Smythe, Moss Adams LLP, Certified Public Accountants, ("Moss Adams") served as the Company's auditors since January 30, 2015. On July 25, 2019, at the request of the Company, Moss Adams resigned as auditors of the Company. The resignation was approved by our Audit Committee and by our Board. There have been no reservations in the reports of Moss Adams in connection with the audits of the 2018 or 2017 fiscal years. There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 - Continuous Disclosure Obligations or in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Additional information on our auditors is available below under "Principal Accountant Fees and Services" and in our Annual Report on Form 20-F for the year ended December 31, 2020 under the heading "Principal Accountant Fees and Services". Our Annual Report on Form 20-F is available on EDGAR at www.sec.gov and on our website at www.sphere3d.com.

The Board recommends that shareholders vote FOR the appointment of Smythe LLP, Chartered Professional Accountants, as the Company's auditors and to authorize the Board to fix their remuneration.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees incurred by the Company's current external auditor, Smythe, in each of the last two years for audit and other fees are as follows (in thousands):

	2020	2019
Audit fees(1)	$74	$23
Audit-related fees(2)	19	-
Tax fees(3)	8	-
All other fees(4)	39	-
Total	$140	$23

___________________

(1) Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements. In 2019, the primary auditors changed from Moss Adams to Smythe.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under audit fees.

(3) Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.

(4) All other fees consist of fees for products and services other than the services reported above.

The aggregate fees incurred by the Company's predecessor external auditors, Moss Adams, in each of the last two years for audit and other fees are as follows (in thousands):

	2020	2019
Audit fees(1)	$-	$32
Audit-related fees(2)	-	1
Tax fees(3)	-	-
All other fees(4)	19	-
Total	$19	$33

___________________

(1) Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements. In 2019, the primary auditors changed from Moss Adams to Smythe.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under audit fees.

(3) Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.

(4) All other fees consist of fees for products and services other than the services reported above.

Change in Auditors

Effective July 25, 2019, Moss Adams resigned as our independent registered public accounting firm at our request, and on the same date we engaged Smythe as our new independent registered public accounting firm for the year ended December 31, 2019. The change in independent registered public accounting firm is not the result of any disagreement with the Moss Adams. The Audit Committee and the Board of Directors approved the decision to engage Smythe.

The reports of Moss Adams on our consolidated financial statements for our fiscal year ended December 31, 2018 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for each of those years expressed substantial doubt regarding our ability to continue as a going concern.

During the year ended December 31, 2018 there were no disagreements between the Company and Moss Adams on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Moss Adam's satisfaction, would have caused Moss Adams to make reference to the subject matter of the disagreement in connection with its report for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. The Company has provided Moss Adams with a copy of the above disclosures. A copy of Moss Adam's letter to the SEC required by Item 304(a) of Regulation S-K was included as Exhibit 16.1 to the Company's current report on Form 8-K that was filed with the SEC on July 31, 2019.

Pre-Approval Policies and Procedures

The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditors. All services provided by Smythe during the years 2020 and 2019 and Moss Adams during the years 2020 and 2019 were pre-approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements and the related schedule in the Annual Report with Company management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee is governed by a charter. The Audit Committee held four meetings during fiscal year 2020. The Audit Committee is comprised solely of independent directors as defined by the Nasdaq listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function and the Company's independent registered public accounting firm.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

The Audit Committee reviewed and discussed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements and related schedule with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including PCAOB Auditing Standard No. 16, Communication with Audit Committees, the rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, regarding the firm's communications with the Audit Committee concerning the firm's independence and has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company and considered the compatibility of non-audit services with the firm's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2020 filed by the Company with the Securities and Exchange Commission.

THE AUDIT COMMITTEE:

Patricia Trompeter, Chairperson

Vivekanand Mahadevan

Duncan McEwan

PROPOSAL NO. 3

The Private Placement

As disclosed in the Company's Form 6-K filed on July 15, 2021, on July 12, 2021, the Company entered into a Purchase Agreement (the "Series G Purchase Agreement") with two institutional investors (the "Purchasers"), being Magnolia Global Investors Ltd. and MMCAP International Inc. SPC for the issuance of (i) an aggregate of $10,000,000 of a newly established Series G convertible preferred stock in the capital of the Company (the "Series G Preferred Stock"), and (ii) 2,000,000 warrants to purchase common shares of the Company, at an exercise price of $4.00 per share for a term of three years (the "Warrant"). The conversion price per share for the Series G Preferred Stock shall be equal to the lower of (1) 80% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, a conversion date and (2) $2.75, subject to adjustment, provided, however, that in no event shall the conversion price be lower than $1.00 per share or higher than $2.75 per share, subject to adjustment as set forth therein. Until the Company obtains the approval of its shareholders to do so, (i) the Preferred Stock can only be converted into a maximum of 4,400,000 common shares and (ii) the Warrant may not be exercised. Between August 2021 and October 2021, the Purchasers converted all of their Series G Preferred Stock in the aggregate amount of 3,636,364 common shares.

NASDAQ Listing Rule 5635(d) requires shareholder approval prior to the issuance of securities in connection with a transaction (or a series of related transactions) other than a public offering involving the sale, issuance or potential issuance of common shares (or securities convertible into or exercisable for common shares) at a price less than the greater of book or market value which equals 20% or more of the common shares or 20% or more of the voting power outstanding before the issuance (the "20% Threshold"). Since the issuance exceeded the 20% Threshold, such issuance requires shareholder approval.

The foregoing description of the Series G Purchase Agreement and Warrant does not purport to be complete and is qualified in their entirety by reference to the full text of the form of Series G Purchase Agreement and form of Warrant, copies of which are attached to this Circular as Appendix B.

Why We Are Seeking Your Approval

We are seeking your approval of the issuances in the private placement to ensure our compliance with NASDAQ's Listing Rules 5635.

Resolution to Approve the Private Placement Proposal

Shareholders are being asked to pass the following Private Placement Proposal:

"BE IT RESOLVED THAT, as an ordinary resolution:

1. in accordance with NASDAQ Listing Rule 5635(d), the Company is hereby authorized to convert the Warrants into common shares in the capital of the Company, upon the exercise of the Warrants.

2. any one director or officer of the Company be and they are hereby authorized, for and on behalf of the Company, to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY DETERMINED THAT THE PRIVATE PLACEMENT PROPOSAL IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PRIVATE PLACEMENT PROPOSAL.

Approval

The Private Placement Proposal will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of common shares vote "FOR" the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

PROPOSAL NO. 4

By-law Amendment Proposal

As a result of changes to Ontario Business Corporation Act (the "OBCA") that came into effect on July 5, 2021, the board of directors of the Company adopted an amendment to By-law No. 1 on November 16, 2021, being a by-law relating generally to the conduct of the business and affairs of the Corporation (the "By-law Amendment") to remove the requirement that at least 25% of the directors of the Corporation are required to be "resident Canadians," as defined in the OBCA.

Pursuant to Section 116(2) of the OBCA, where the directors make, amend or repeal a by-law, they shall submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Shareholders are being asked to consider and, if deemed appropriate, to pass an ordinary resolution (the "By-law Amendment Resolution") to authorize an amendment to the by-laws. The full text of the By-Law Amendment is attached as Appendix C to this Circular.

Resolution to Approve the By-law Amendment

Shareholders are being asked to pass the following By-law Amendment Proposal:

BE IT RESOLVED THAT, as an ordinary resolution:

(1) the By-law Amendment is hereby ratified, approved and adopted.

(2) any one director or officer of the Company be and they are hereby authorized, for and on behalf of the Company, to execute and deliver the By-law Amendment and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY DETERMINED THAT THE BY-LAW AMENDMENT PROPOSAL IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE BY-LAW AMENDMENT PROPOSAL.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying form FOR the By-law Amendment Proposal.

Approval

The By-law Amendment Proposal must be approved by an affirmative vote of not less than a majority of the votes cast by the shareholders present at the Meeting in person or by proxy in order to become effective.

PROPOSAL NO. 5

Board Size Proposal

Section 125(3) of the OBCA empowers the directors of a corporation, upon receipt of a special resolution, to increase the size of the board of directors and appoint additional directors in between shareholders meetings by up to one-third of the number of directors required to have been elected at the last annual meeting of shareholders, subject to the maximum number of directors prescribed in the articles.

Shareholders are being asked to consider and, if deemed appropriate, to pass a special resolution (the "Board Size Proposal") to authorize the directors to be able to increase the number of directors by up one-third of the number of directors elected at the last annual meeting of shareholders, subject to the maximum number of directors prescribed in the articles of the Company.

Resolution to Approve the Board Size Proposal

Shareholders are being asked to pass the following Board Size Proposal:

BE IT RESOLVED THAT, as a special resolution:

1. in accordance with Section 125(3) of the Ontario Business Corporations Act (Ontario), the directors of the Company are hereby authorized to increase the number of directors by up to one-third of the number of directors elected at the last annual meeting of shareholders, subject to the maximum number of directors prescribed by the articles of the Company, without holding a shareholder meeting.

2. any one director or officer of the Company be and they are hereby authorized, for and on behalf of the Company, to take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY DETERMINED THAT THE BOARD SIZE PROPOSAL IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE BOARD SIZE PROPOSAL.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying form FOR the Board Size Proposal.

Approval

The Board Size Proposal must be approved by an affirmative vote of not less than two-thirds (66⅔%) of the votes cast by the shareholders present at the Meeting in person or by proxy in order to become effective.

CORPORATE GOVERNANCE

General

National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company's required annual disclosure of its corporate governance practices.

Director Independence

The Board has determined that the following current directors are independent within the meaning of NI 58-101 and NI 52-110 and NASDAQ Marketplace Rule 5605(a)(2): Vivekanand Mahadevan, Duncan McEwan and Patricia Trompeter. The Board has determined that Peter Tassiopoulos is not independent because of his position as an officer of the Company (holding the position of Chief Executive Officer). As a result, the Board is currently comprised of three independent directors and a majority of independent directors.

Chairman of the Board of Directors and Lead Independent Director

Vivekanand Mahadevan acts as lead independent director in order to ensure appropriate leadership for the independent directors. The lead independent director provides a source of Board leadership complementary to that of a Chairman. The primary responsibilities of the lead independent director are to (i) enhance board effectiveness, including by reviewing and approving that appropriate procedures are in place to allow the Board to function independently from management and (ii) act as liaison between the Board and management and amongst directors. The Board believes that this leadership structure provides the appropriate balance of non-management oversight from the board level.

Meetings of Independent Directors

The independent directors on the Board and each of the committees meet regularly without management (including non-independent directors) present as part of Board meetings scheduled in the ordinary course. During the last completed fiscal year of the Company, the Board and the committees met as follows:

	Meetings Held	Meetings Held Without Management
Board	11	-
Audit Committee	4	4
Nominating and Governance Committee	-	-
Compensation Committee	-	-

Attendance

During the last completed fiscal year of the Company, the Board met a total of 11 times. The attendance record of each director serving in fiscal year 2020 is set out below. Ms. Trompeter was not a board member in fiscal year 2020.

Director	Meetings Attended
Cheemin Bo-Linn(1)	11
Vivekanand Mahadevan	11
Duncan McEwan	10
Peter Tassiopoulos	11

____________

(1) Dr. Bo-Linn resigned from the Board on June 1, 2021.

Directorships

The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill his or her duties and that conflicts of interest are avoided. Ms. Trompeter is the only Board member that currently serves on the board of another public company.

The Board's Role in Risk Oversight and Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company with a view to evaluating, on an ongoing basis, whether the Company's resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporation social responsibility. Such mandate includes, without limitation, responsibility for risk oversight. While the full Board is charged with ultimate oversight responsibility for risk management, committees of the board also have responsibilities with respect to various aspects of risk management oversight.

The mandate of the Board adopted on March 27, 2015 sets out the key responsibilities of the Board in fulfilling its role. The full text of the Board's mandate is attached as Appendix A to this Circular. The Board's principal responsibilities relate to the stewardship of management and are summarized below:

(i) reviews and approves the Company's strategic planning process and periodic capital and operating plans;

(ii) reviews the Company's human resources policies, including the approval of the compensation of executive officers, and implements succession planning, including appointing, counseling and monitoring the performance of executive officers;

(iii) with assistance from the Nominating and Governance Committee, adopts and enforces good corporate governance practices;

(iv) oversees the management of risks and the implementation of internal controls;

(v) established policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders, and for the proper communication with shareholders, customers and governments; and

(vi) reviews policies and procedures to confirm ethical behaviors of the Company and its employees, monitors compliance with applicable laws and legislation, and satisfies itself as to the integrity of the executive officers; and with assistance from the Nominating and Governance Committee, assesses the performance of the Board, its committees and each director.

Position Descriptions

The Board has adopted a written position description for the Chairman, which is set out in the Board Mandate attached hereto as Appendix A. The Chairman is principally responsible for overseeing the operations and affairs of the Board. The Board has not developed written position descriptions for the Chief Executive Officer or the Chair of each Board committee. The Board committees each has a written charter which orients the conduct of the Chair of each committee. See "Corporate Governance - Board Committees". The Chief Executive Officer's role and responsibilities are set forth in the Chief Executive Officer's employment agreement, and annual performance metrics and goals are established and approved by the Board and the Compensation Committee.

Orientation and Continuing Education

The Board has not adopted a formal policy on the orientation and continuing education of new and current directors. When a new director is appointed, the Board delegates individual directors the responsibility for providing an orientation and education program for such new director. This may be delivered through informal meetings between the new directors and the Board and senior management, complemented by presentations on the main areas of the Company's business, and on the role of the Board, of the Board's committees and of directors. When required, the Board may arrange for topical seminars to be provided to members of the Board or committees of the Board. Such seminars may be provided by one or more members of the Board and management or by external professionals.

Measures to Encourage Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics Policy (the "Code") to govern the business-related conduct of all employees, officers, directors, agents and contractors of the Company to maintain the highest standards of ethical conduct in corporate affairs. This Code is intended to comply with applicable securities legislation and stock exchange rules. Specifically, the purpose of this Code is (i) to encourage among the Company's representatives a culture of honesty, accountability and mutual respect; (ii) to provide guidance to help the Company's representatives recognize ethical issues; and (iii) to provide mechanisms to support the resolution of ethical issues.

The Board also monitors compliance by requiring directors and officers to declare any conflicts of interest or any other situation that could represent a potential violation of any applicable rules and regulations. When applicable, the Board will receive reports from management regarding any allegations of unethical conduct. The Company has implemented a Whistleblower Policy that includes an employee complaint "hotline" to allow employees to report any ethical or financial/accounting concerns on a confidential or anonymous basis.

The Nominating and Governance Committee regularly reviews the Code, the process for administering the Code and compliance with the Code. Any changes to the Code are considered by the Board for approval. The Code can be found on the Company's website at http://investors.sphere3d.com and on SEDAR at www.sedar.com.

Nomination of Directors and Officers

During 2020, the Board as a whole was responsible for identifying and evaluating qualified candidates for nomination to the Board. The Company recognizes the importance and benefit of having a Board and executive officers comprised of highly talented and experienced individuals who reflect the diversity of the Company's stakeholders, including its customers and employees and the changing demographics of the communities in which the Company operates.

While the Board has not adopted a formal written policy, the Board and the Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or appoint as executive officers:

(i) consider the competency and skills that the Board considers necessary for the Board, as a whole, to possess, the competency and skills that the Board considers each existing director to possess, the competency and skills that each new nominee will bring to the Board, and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director;

(ii) consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regarding to the Company's current and future plans and objectives, as well as anticipated regulatory and market developments;

(iii) consider the level of representation of women on the Board and in executive officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and

(iv) as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board's criteria regarding skills, experience and diversity.

Industry and institutional knowledge along with commitment and expertise are vital to the successful functioning of the Board. Given the nature and size of the Company's business and its industry, the Board has determined that while it is committed to fostering diversity among board members, it would be unduly restrictive and not in the best interests of the Company to adopt specific director term limits. Diversity and Board renewal will be supported through the other mechanisms designed to address the needs of the Company (as described elsewhere in this Circular) and not through the imposition of arbitrary term limits.

Given the nature and size of the Company's business and its industry, it may prove to be challenging for the Company to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Company seeks to promote. The Company has therefore not adopted any specific women representation targets, but will promote its objectives through the initiatives set out in this Circular with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time. As of the date of this Circular, of the four directors serving on the Board, one (25%), namely Ms. Trompeter, is a female. If all four nominees for election as director are elected, one female (25%) will serve on the Board. Although the Company has not adopted a written policy in this respect, it is conscious of the value of female representation within a group. At this time, no female holds a position as "executive officer" of the Company, as that term is defined under NI 58-101.

Effective March 21, 2013, the Board established a Nominating and Governance Committee as a standing committee of the Board, the primary function of which is to oversee corporate governance activities as described above. See "Corporate Governance - Assessment of Directors, the Board and Board Committees".

Assessment of Directors, the Board and Board Committees

The Nominating and Governance Committee assesses and provides recommendations on an annual basis to the Board on the effectiveness of the Board as a whole, the committees, and the contribution of individual directors. All directors are free to make suggestions on improvement of the Board's practices at any time and are encouraged to do so. The Chair of the Nominating and Governance Committee will also meet regularly with each director to discuss such director's performance and such director's assessment of the Board, the committees' and other directors' performance.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The mandate, organization, powers and responsibilities of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, along with other Corporate Governance documents can be found on the Company's website at http://investors.sphere3d.com.

Audit Committee

We have a standing audit committee as defined in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which includes monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditors, acting as a liaison between the Board and the Company's external auditors, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.

The Audit Committee is comprised of the following directors: Ms. Trompeter (Chair), and Messrs. McEwan and Mahadevan. Each of the members of the Audit Committee is independent and "financially literate" within the meaning of NI 52-110. In addition to being independent under NASDAQ Marketplace Rule 5605(a)(2), all members of the Audit Committee must meet the additional independence standards for audit committee members set forth in Rule 10A-3(b)(1) of the Exchange Act and NASDAQ Marketplace Rule 5605(c)(2)(A). The Board of Directors has determined that Ms. Trompeter qualifies as an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. Dr. Bo-Linn served as Chair of the Audit Committee until her resignation from the Board on June 1, 2021.

Compensation Committee

The Compensation Committee is a standing committee of the Board, the primary functions of which are to set performance guidelines for and evaluate the performance of the Chief Executive Officer, review and approve the compensation programs for the Chief Executive Officer and the Company's other executive officers and members of senior management (subject, in the case of equity-based compensation, to approval by the Board in accordance with applicable laws), review and make recommendations to the Board with respect to, succession planning, review and administer the Company's long-term incentive plans(s), review and approve other compensation and benefit programs of the Company, and review the Company's general human resources policies with senior management.

The Compensation Committee is comprised of the following directors: Messrs. McEwan (Chair) and Mahadevan, and Ms. Trompeter, all of whom are independent as per the definition set forth in NI 52-110 and each of whom have prior executive management experience which includes structuring compensation arrangements. Dr. Bo-Linn also served on the Compensation Committee until her resignation from the Board on June 1, 2021.

Nominating and Governance Committee

The Nominating and Governance Committee is a standing committee of the Board, the primary functions of which is to provide the Board with advice and recommendations relating to corporate governance in general, including, without limitation, all matters relating to the stewardship role of the Board in respect of the management of the Company, Board size and composition including the identification of new nominees to the Board and leading the candidate selection process, orientation of new members, Board compensation, and such procedures as may be necessary to allow the Board to function independently of management.

The Nominating and Governance Committee annually reviews and assesses the effectiveness of the Board as a whole, the effectiveness and membership of the Board committees, and the contribution of the individual directors and makes such recommendations to the Board arising out of such review as it deems appropriate.

The Nominating and Governance Committee is comprised of the following directors: Messrs. Mahadevan (Chair) and McEwan, and Ms. Trompeter all of whom are independent as per the definition set forth in NI 52-110. Dr. Bo-Linn also served on the Nominating and Governance Committee until her resignation from the Board on June 1, 2021.

Communications by Shareholders with Directors

Shareholders may communicate with the Board, or any individual director, by transmitting correspondence by mail, facsimile or email, addressed as follows: Board of Directors (or individual director), c/o the Secretary of the Company. The Secretary will forward such communications to the Board or to the identified director(s), although spam, junk mail, mass mailings, solicitations, advertisements and communications that are abusive, in bad taste or that present safety or security concerns may be handled differently, as determined by the Secretary.

Indebtedness of Directors and Executive Officers

As at the date hereof, no director, executive officer, senior officer, employee, proposed director or former director, executive officer, senior officer or employee of the Company or any of its subsidiaries or any associate of any of the foregoing persons is or has been, at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Company has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Indemnification of Our Executive Officers and Directors

In accordance with the by-laws of the Company, directors and officers are each indemnified by the Company against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have (i) carried out their duties honestly and in good faith with a view to the best interests of the Company, (ii) have otherwise complied with the provisions of applicable corporate law and (iii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

Code of Ethics

We have adopted a code of ethics that applies to the members of our Board of Directors, executive officers and all employees. Such code is posted on the Company's website and is available at www.sphere3d.com. If we make any substantive amendments to the Code of Business Conduct and Ethics Policy or grant any waiver from a provision of the code applying to our principal executive officer or our principal financial or accounting officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 6-K.

EXECUTIVE COMPENSATION

Information about our Officers

The following table sets forth the name, age, and position of our executive officers as of the Record Date:

Name	Age	Position with our Company
Peter Tassiopoulos	53	Chief Executive Officer and Director
Kurt L. Kalbfleisch	55	Senior Vice President, Chief Financial Officer and Secretary
Joseph L. O'Daniel	51	President

Peter Tassiopoulos is our Chief Executive Officer and a director. See the description of his business experience included in the Proposal No. 1 "Election of Directors" section of this Circular.

Kurt L. Kalbfleisch has served as Senior Vice President and Chief Financial Officer of the Company since December 1, 2014, and is now serving in these positions in an interim capacity since the Overland Divestiture on November 13, 2018 while the Company completes its previously announced transaction with Gryphon Digital Mining, Inc. or otherwise looks for his replacement. In November 2018, the Company entered into a transition services agreement with Overland, under which Mr. Kalbfleisch is providing ongoing services to the Company as its interim Chief Financial Officer. Mr. Kalbfleisch has served as Overland's Senior Vice President since June 2012, Chief Financial Officer since February 2008, and Secretary since October 2009. Prior to that, he served as Overland's Vice President of Finance from July 2007 to June 2012.

Joseph L. O'Daniel has served as President of the Company since November 14, 2018. Since January 2017, Mr. O'Daniel, served as a Vice President and President of Virtualization and Professional Services for the Company. He previously served as President and Chief Executive Officer of Unified ConneXions, Inc. from 2001 and as founder of HVE ConneXions, LLC from April 2013 until their acquisitions by the Company in January 2017. Mr. O'Daniel has over 20 years of experience in the virtualization and technology industry and has extensive experience in executive leadership positions.

Executive officers serve at the pleasure of our Board of Directors. There are no arrangements or understandings between any executive officer and any other person pursuant to which such executive officer was or is to be selected as an executive officer. There are no family relationships between any executive officer, director or person nominated by us to become a director or executive officer.

For purposes of Executive Compensation, the Company's named executive officers are determined under rules prescribed by the U.S. Securities and Exchange Commission and generally include: (1) each individual who, at any time during the year, served as the Company's chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (3) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.

For fiscal 2020, our named executive officers were Peter Tassiopoulos, Chief Executive Officer; Joseph L. O'Daniel, President and Kurt L. Kalbfleisch, Senior Vice President and Chief Financial Officer.

Summary Compensation Table for Fiscal Year 2020

The following table sets forth the compensation for the fiscal years ended December 31, 2020, 2019 and 2018, for services rendered by each of our NEOs.

Name and Principal Position	Year	Salary ($)	Share Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation(1) ($)		Total Compensation ($)
Peter Tassiopoulos (2)(3)	2020	229,630	-		-	4,712		234,342
Chief Executive Officer	2019	233,083	-		-	4,744		237,827
	2018	239,938	-		-	404,831	(4)	644,769
Kurt Kalbfleisch (5)	2020	73,077	-		-	-		73,077
Senior Vice President and Chief Financial Officer	2019	-	-		-	-		-
	2018	300,000	-		-	522,828	(6)	822,828
Joseph L. O'Daniel (7)	2020	200,000	-		-	4,280		204,280
President	2019	200,000	-		-	3,351		203,351
	2018	200,000	181,284	(8)	-	11,856		193,140

____________

(1) The amounts shown in the "All Other Compensation" column reflect amounts we paid on the named executive officers' behalf for health insurance and life insurance premiums and certain out-of-pocket medical expenses. Mr. Tassiopoulos does not receive any compensation for serving as a member of the Board.

(2) As a result of the Overland Divestiture, on November 14, 2018, Mr. Tassiopoulos ceased to serve as the Company's President and was appointed as the Company's Chief Executive Officer.

(3) The dollar amounts reported for Mr. Tassiopoulos in the above table are presented after conversion from Canadian dollars to U.S. dollars. For 2020, 2019 and 2018, the average U.S. dollar to Canadian dollar conversion rate in effect was 1.35, 1.33 and 1.29, respectively.

(4) This amount includes accrued severance and change of control benefits in the amount of $400,000 that may be payable to Mr. Tassiopoulos under the compensation arrangements described below as a result of the Overland Divestiture. In August 2019, Mr. Tassiopoulos waived his entitlement to receive the change of control payment and agreed to restructure such payment entitlement on the terms set forth in his new employment agreement with the Company described below under "Executive Officer Compensation."

(5) Mr. Kalbfleisch received no compensation from the Company in 2019. Since the Overland Divestiture in November 2018, Mr. Kalbfleisch serves as the Company's Senior Vice President and Chief Financial Officer pursuant to a transition services agreement with Overland. In April 2020, the Company began supplementing Mr. Kalbfleisch's salary under the transition services agreement in an amount equal to $100,000 per year.

(6) This amount includes certain expenses reimbursed by the Company for a vacation that Mr. Kalbfleisch was required to cancel during 2018 and an additional payment by the Company to cover his tax liabilities with respect to these reimbursed expenses. This amount also includes accrued severance and change of control benefits in the amount of $450,000 that may be payable to Mr. Kalbfleisch under the compensation arrangements described below as a result of the Overland Divestiture. In August 2019, Mr. Kalbfleisch agreed to reduce his change of control benefit to $360,000 and agreed to restructure such payment entitlement on the terms set forth under a new change of control agreement with the Company described below under "Executive Officer Compensation."

(7) Mr. O'Daniel was appointed as the Company's President on November 14, 2018.

(8) This is a restricted stock award which was granted on February 20, 2018 and was valued at $18.72 per share on the grant date (the closing market price for a common share on that date).

Executive Officer Compensation

Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board of Directors and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of its business judgment, which is informed by the experiences of its members. The named executive officers do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the named executive officers other than himself. The primary components of our executive compensation program are base salary, performance bonuses and long-term equity incentive awards.

Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. Such base salaries are subject to periodic review and adjustment by the Compensation Committee.

Performance Bonuses. The Compensation Committee did not approve a bonus plan for fiscal 2020.

Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the named executive officers' interests with those of our shareholders as the ultimate value of these awards depends on the value of the Company's shares. The Company has historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. In recent years, restricted stock units have also been granted as provided for under the Company's 2015 Plan. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised. The stock options and restricted stock units function as a retention incentive for the named executive officers as they typically vest over a multi-year period following the date of grant. Restricted stock units, which are payable in our common shares, also link the interests of the award recipient with those of our shareholders as the potential value of the award is directly linked to the value of our common shares. The named executive officers' equity awards are subject to accelerated vesting in certain circumstances under their agreements with the Company described below. There were no equity awards granted in fiscal 2020 and all outstanding equity awards are fully vested.

Employment Agreements

Peter Tassiopoulos. In December 2017, the Board approved certain compensation arrangements for Mr. Tassiopoulos. Pursuant to these arrangements, if Mr. Tassiopoulos' employment continued through a change in control of the Company (or if his employment is terminated by the Company without cause or he resigns for good reason (as such terms are defined in the agreement) prior to the change in control), he was entitled to receive a lump sum payment of $400,000, and his outstanding and unvested equity-based awards granted by the Company will fully accelerate. In addition, if at any time his employment is terminated by the Company without cause or he resigns for good reason, he would be entitled to receive an amount equal to the estimated premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination. The benefits described above were contingent upon Mr. Tassiopoulos providing us with a general release of all claims and the entry into a settlement and release agreement by Mr. Tassiopoulos with respect to his prior bonus and severance arrangements with the Company.

As a result of the Overland Divestiture, Mr. Tassiopoulos ceased to be employed as President of the Company on November 13, 2018, and as a result of such change of control transaction, he was entitled to receive payment in the amount of $400,000 from the Company (the "Change of Control Payment"). Mr. Tassiopoulos has served as the Company's Chief Executive Officer since November 14, 2018. In August 2019, Mr. Tassiopoulos waived his entitlement to receive the Change of Control Payment and agreed to restructure such payment entitlement on the terms set forth in a new employment agreement with the Company. In August 2019, we entered into an employment agreement with Mr. Tassiopoulos (the "Employment Agreement"). The Employment Agreement provides for Mr. Tassiopoulos to earn an annual base salary of CAD$310,000, which has been his base salary since his appointment as Chief Executive Officer on November 14, 2018. Mr. Tassiopoulos will also be eligible to receive bonuses and to participate in the Company's various stock and other retention compensation plans as determined by our Board of Directors. In addition, Mr. Tassiopoulos will be entitled to a financing bonus (the "M&A Fee") equal to 3% of the total value of any transaction relating to the purchase of all of the shares or all or substantially all the assets of the Corporation that is completed during Mr. Tassiopoulos' tenure with the Company and for a period of six months following his ceasing to be an executive of the Company, unless he is terminated by the Company for cause. The Employment Agreement also provides that if we terminate Mr. Tassiopoulos' employment without cause or for good reason (including a change in control of the Company), then we will be obligated to pay him the Change of Control Payment and the M&A Payment. In addition, the Company shall provide Mr. Tassiopoulos with any pro-rated bonus or other incentives as of the date of termination. These severance benefits shall be paid in a lump sum within 30 days of his termination. If we terminate his employment for good reason, all options or awards issued to Mr. Tassiopoulos shall automatically vest on the date of termination. The Employment Agreement has an indefinite term.

In October 2021, the Board approved a discretionary bonus for Mr. Tassiopoulos in the amount of $1.3 million dollars in recognition of his extraordinary efforts in repositioning the Company and his forfeiture of significant historical accrued bonus entitlements since 2014 (which included the entitlement to receive a 4% bonus on proceeds raised from prior capital raises) in order to keep the Company afloat financially during prior challenging periods.

Kurt L. Kalbfleisch. Since November 2018, Mr. Kalbfleisch has served as the Company's Chief Financial Officer under a Transition Services Agreement with Overland and is not an employee of the Company. As a result of the Overland Divestiture, Mr. Kalbfleisch ceased to be employed by the Company on November 13, 2018, and as a result of such change of control transaction, Mr. Kalbfleisch was entitled to receive payment in the amount of $360,000 (reduced from the original entitlement of $450,000), from the Company and certain other health benefits (the "COC Payment") pursuant to an employment agreement with the Company in effect at the time of the Overland Divestiture. In August 2019, we entered into a change of control agreement with Mr. Kalbfleisch (the "COC Agreement") which provides that if Mr. Kalbfleisch is providing services to the Company at the time of a change of control of the Company, Mr. Kalbfleisch shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of receiving written notice of such event, to receive the COC Payment. The COC Agreement also provides that if (i) the Company terminates Mr. Kalbfleisch's services without cause or Mr. Kalbfleisch terminates his services with the Company for good reason or (ii) Mr. Kalbfleisch becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, the Company shall pay Mr. Kalbfleisch the COC Payment. Beginning in April 2020, the Company began supplementing Mr. Kalbfleisch's salary under the transition services agreement in an amount equal to $100,000 per year.

Joseph L. O'Daniel. Mr. O'Daniel, who became our President in November 2018, is an at-will employee and his employment may be terminated by us for any reason, with or without notice. Mr. O'Daniel currently earns an annual salary of $200,000 per year and is eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of our Board of Directors. His annual bonus target is 100% of the greater of $200,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned. Upon his joining us in January 2017, we entered into an offer letter with Mr. O'Daniel that provided for him to be paid a retention bonus in the amount of $700,442 if he continued employment with us through January 12, 2018. In February 2018, Mr. O'Daniel received an award of fully vested common shares valued at $181,284 in lieu of cash for a portion of the retention bonus. In September 2019, the Company and Mr. O'Daniel entered into a retention agreement (the "Retention Agreement") with respect to the outstanding portion of the retention bonus ("Outstanding Retention Bonus"). Under the Retention Agreement, in the event of a change of control of the Company and provided no payment has been made under (i), (ii) or (iii) below, Mr. O'Daniel shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Retention Bonus. The Retention Agreement also provides that Mr. O'Daniel shall be entitled to the Outstanding Retention Bonus if (i) he becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, or (ii) the Company terminates him without cause, or (iii) he resigns his employment for good reason.

In July 2021, Mr. O'Daniel received a discretionary bonus in the amount of $135,500.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information about the current holdings of stock and option awards by our NEO's at December 31, 2020.

Name		Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price(1) ($)	Option Expiration Date

Peter Tassiopoulos	9/16/2013	500	-	422.05	9/15/2023
Kurt L. Kalbfleisch	8/26/2015	500	-	542.00	8/26/2021

____________

(1) The exercise price reported for Mr. Tassiopoulos in the table above is presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.27 Canadian dollars to one U.S. dollar on December 31, 2020.

2015 Performance Incentive Plan

Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2015 Plan. Our Board of Directors has broad authority to administer the 2015 Plan, including the authority to select participants and determine the types of awards that they are to receive, determine the grants levels, vesting and other terms and conditions of awards, and construe and interpret the terms of the 2015 Plan and any agreements relating to the plan.

A total of 2,042,578 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit automatically increases on the first trading day in January of each calendar year during the term of the 2015 Plan (commencing with January 2020) by an amount equal to the lesser of (i) ten percent (10%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. Awards under the 2015 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

The number and type of shares available under the 2015 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to customary adjustments in the event of stock splits, stock dividends and certain other corporate transactions. Generally, and subject to limited exceptions set forth in the 2015 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of our assets, all awards then-outstanding under the 2015 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Board of Directors provides for the assumption, substitution or other continuation of the award. The Board of Directors also has the discretion to establish other change in control provisions with respect to awards granted under the 2015 Plan.

The Board of Directors may amend or terminate the 2015 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or deemed advisable by the Board of Directors. If not earlier terminated by the Board of Directors, the 2015 Plan will terminate on May 14, 2025. The 2015 Plan is not exclusive as the Board of Directors may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

Equity Compensation Plan Information

The following table provides information about our equity compensation plans as of the last day of fiscal 2020, unless otherwise footnoted below. The Company maintains its 2012 Option Plan ("2012 Plan"), 2015 Performance Incentive Plan ("2015 Plan"), and 2015 Employee Stock Purchase Plan ("ESPP"), which have been approved by the Company's shareholders. No new awards may be granted under the 2012 Plan.

Plan Category	(a) Number of Common Shares to be Issued Upon Exercise of Outstanding Options and	(b) Weighted- average Exercise Price of Outstanding Options and Rights(1)	(c) Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in C
Equity compensation plans approved by our shareholders(2)	101,175	$8.94	89,000
Equity compensation plans not approved by our shareholders	-	-	-
Total	101,175		89,000

________________

(1) The weighted-average exercise prices do not reflect shares subject to outstanding awards of restricted stock units.

(2) Of the aggregate number of shares that are to be issued upon exercise of outstanding options and rights as reported in column (c), 51,500 were available under the 2015 Plan and 37,500 were available under the ESPP. The 2015 Plan permits the granting of the following types of incentive awards: stock options, stock appreciation rights, restricted shares, and stock units.

Compensation of Directors

The following table provides compensation information for the members of our Board of Directors during 2020 who were not employed by us or any of our subsidiaries ("non-employee directors"). Peter Tassiopoulos is a named executive officer who also served on the Board of Directors during 2020. The 2020 compensation information for Mr. Tassiopoulos is presented in the Summary Compensation Table above and he was not entitled to any additional compensation for his service on the Board during fiscal 2020. Ms. Trompeter joined the Board of Directors on April 21, 2021.

Name	Fees Earned ($)	Stock Awards(1) ($)	All Other Compensation ($)	Total ($)
Cheemin Bo-Linn(2)	50,000	-	-	50,000
Vivekanand Mahadevan	50,000	-	-	50,000
Duncan McEwan	40,000	-	-	40,000

_______________

(1) At the end of fiscal 2020, our non-employee directors did not have any outstanding equity awards.

(2) Dr. Bo-Linn resigned from our Board of Directors effective June 1, 2021.

The non-employee directors earn $10,000 per quarter for their service on the Board except that the Chair of the Audit Committee and the Lead Board member earn $12,500 per quarter for their service on the Board. Beginning in 2021, each non-employee director shall also be entitled to receive restricted stock units valued at $40,000 based upon the closing price of the Company's stock on the first business day of the year, subject to Board approval ("Annual Stock Award"). The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.

As of June 30, 2019, the Company owed our non-employee directors, an aggregate amount of $370,000 for directorship services (the "Outstanding Board Fees"). In August 2019, we entered into a change of control agreement with each of our non-employee directors named above (the "COC Agreements"). The COC Agreements provide that in the event of a change of control of the Company and provided no payment has been made under (i) or (ii) below, the non-employee director shall be entitled, in their sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Board Fees due them. The COC Agreements also provide that the non-employee director shall be entitled to the Outstanding Board Fees due them if (i) the non-employee director becomes unable to serve on the Board, either due to prolonged sickness, permanent disability or death or (ii) is not reappointed as a member of the board at a duly convened meeting of its shareholders.

On April 15, 2021, the non-employee directors received the Annual Stock Award for 2021. Dr. Bo-Linn and Messrs. Mahadevan and McEwan each received 25,000 restricted stock units based upon the closing price of the Company's stock on January 4, 2021 of $1.60 (the "2021 Stock Award"). The 2021 Stock Award shall vest in full on December 31, 2021. In the event of an earlier departure from the Board by a non-employee director, for any reason, the vesting for the 2021 Stock Award will be adjusted pro-rata for the time spent on the Board during 2021.

On June 8, 2021, Ms. Trompeter received the Annual Stock Award for 2021 of 21,053 restricted stock units based upon the closing price of the Company's stock on April 20, 2021 of $1.90 with the same vesting schedule described above for the 2021 Stock Awards.

Upon the resignation of Dr. Bo-Linn on June 1, 2021, the Board of Directors approved accelerated vesting of a pro-rata share of Dr. Bo-Linn's 2021 Stock Award in the amount of 12,500 shares. The Board of Directors also approved a retirement bonus in the amount of $125,000 to acknowledge Dr. Bo-Linn's years of service on the Board of Directors and Committees.

On June 20, 2021, the Board of Directors (excluding Ms. Trompeter), approved a bonus for Ms. Trompeter in the amount of $100,000 to acknowledge Ms. Trompeter's development of a strategic business plan for the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us regarding the beneficial ownership of our common shares as of November 19, 2021 by:

• each shareholder known to us to beneficially own more than 5% of our common shares;

• each of our current directors;

• officers named in the Summary Compensation Table for fiscal 2020 in "Executive Compensation" above; and

• all our current executive officers and directors as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percent(3)
Hertford Advisors, Ltd.	4,500,000	(4)	7.1
Peter Tassiopoulos	1,000	(5)	*
Kurt L. Kalbfleisch	18,385		*
Joseph L. O'Daniel	10,625		*
Duncan McEwan	28,596	(6)	*
Vivekanand Mahadevan	28,185	(6)	*
Patricia Trompeter	21,053	(7)	*
All current directors and executive officers as a group (6 persons)	107,844	(8)	*
____________________

* Less than 1%

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Unless otherwise noted, the address for each beneficial owner is: c/o Sphere 3D Corp., 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3.

(2) Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants and vesting of stock awards.

(3) Calculated on the basis of 63,032,908 common shares outstanding as of November 19, 2021, provided that any additional common shares that a shareholder has the right to acquire within 60 days after November 19, 2021 are deemed to be outstanding for the purpose of calculating that shareholder's percentage beneficial ownership.

(4) The address for Hertford is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road Grand Cayman E9 KY 1- 9006. Anna Marie Lowe, as President of Hertford, and Janet Wedgewood, as Secretary of Hertford, each have voting and investment power over these common shares. In addition to these common shares, Hertford also holds 96,000 Series H Preferred Shares of the Company convertible to 96,000,000 common shares upon shareholder approval.

(5) These shares include the right to acquire shares upon exercise of 500 stock options.

(6) These shares include the right to 25,000 shares upon vesting of restricted stock units on December 31, 2021.

(7) These shares include the right to 21,053 shares upon vesting of restricted stock units on December 31, 2021.

(8) These shares include the right to acquire shares upon exercise of 500 stock options and the right to 71,053 shares upon vesting of restricted stock units beneficially owned by our current directors and executive officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director, executive officer, senior officer, employee, proposed director or former director, executive officer, senior officer or employee of the Company or any of its subsidiaries or any associate of any of the foregoing persons is or has been, at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Company has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has directors' and officers' liability insurance for the benefit of the directors and officers of the Company in the aggregate amount of $10,000,000 for the year ended December 31, 2020, consisting of: (i) a primary policy of $5,000,000, having a deductible amount of $1,000,000 for each corporate reimbursement claim, for a total annual premium of $175,000 and (ii) a difference in conditions policy of $5,000,000, for a total annual premium of $82,500.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, the directors of the Company are not aware of any material interest, direct or indirect, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting. All of the directors and officers may be awarded incentive compensation under the Company's stock incentive plans in accordance with the terms of those plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below or otherwise disclosed in this Circular, neither the Company, nor any director or officer of the Company, nor any shareholder beneficially owning or exercising control over 10% or more of the voting securities, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or executive officers of the Company at this time. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting, and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov and, you may refer to our annual report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on April 9, 2021.

Any material change report (except confidential material change reports) filed by the Company with applicable securities commissions or similar authorities in Canada under the Company's issuer profile on SEDAR at www.sedar.com from the date of this Circular until the date of the Meeting is also incorporated by reference herein.

You may obtain copies, without charge, of documents incorporated by reference in this Circular, by requesting them in writing at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3.

Approval by the Board of Directors

The Board has approved the content and delivery of this Circular.

DATED as of the 1st day of December 2021.

BY ORDER OF THE BOARD

Peter Tassiopoulos

Chief Executive Officer and Director

APPENDIX A

BOARD MANDATE

1. General

The Board of Directors (the "Board") of Sphere 3D Corp. (the "Corporation") approves the overall policies for the Corporation, monitors and evaluates the Corporation's strategic direction, and retains plenary power for those functions not specifically delegated by it to its committees or to management. Accordingly, in addition to the duties of directors of an Ontario corporation as prescribed by statute, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporate social responsibility.

2. Responsibilities of the Board

2.1 Legal

2.1.1 Develop and maintain an understanding of provincial and federal legislation applicable to the Corporation and its operations.

2.1.2 Review policies and procedures to confirm ethical behavior of the Corporation and its employees, and monitor compliance with applicable laws and regulations.

2.1.3 Monitor adequate implementation of systems to comply with health, safety and environmental policies and compliance with applicable laws and regulations.

2.1.4 Monitor corporate insurance requirements and ensure the Corporation is above the minimum legal standard.

2.1.5 Approve the interim financial statements, annual financial statements, management proxy circulars, takeover bid circulars, directors' circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under applicable corporate and securities laws, regulations and the rules of any applicable stock exchange.

2.2 Strategy and Policy

2.2.1 Review and approve the mission of the Corporation.

2.2.2 Approve the strategy and major policy decisions set forth by management.

2.2.3 Approve the periodic capital and operating plans and monitoring corporate performance against those strategic plans.

2.2.4 Review and approve borrowing requirements and borrowing authority relating to the Corporation's credit facilities.

2.2.5 Approve of a strategic planning process as well as a system of monitoring corporate performance against such plans.

2.2.6 Review and approve material transactions that:

2.2.6.1 are not in the ordinary course of the business,

2.2.6.2 differ significantly from the Corporation's strategic plan,

2.2.6.3 involve an acquisition or disposition of any asset valued at more than $250,000 that is outside of the ordinary course of the Corporation's business, unless otherwise approved by the Board in the Corporation's annual business plan, or

2.2.6.4 enter into any related party or non-arm's length transaction of whatever nature including without limitation any transaction with or involving the Corporation's directors, officers, shareholders or persons related or connected to them within the meaning of Canadian tax laws, being understood that all such transactions need to be at fair market value.

2.3 Accountability

2.3.1 Ensure that it is properly informed, on a timely basis, of all important issues relating to developments involving the Corporation and its business environment.

2.3.2 Adopt and enforce good corporate governance practices and processes.

2.3.3 Assess the performance of the Board and each of its committees.

2.3.4 Assess the performance, independence and financial literacy of each of its Board members.

2.3.5 Select, appoint and evaluate the Chief Executive Officer (or President if no Chief Executive Officer is appointed) and the Chief Financial Officer and, if necessary, terminate the Chief Executive Officer, President and Chief Financial Officer.

2.3.6 Satisfy itself as to the integrity of the Chief Executive Officer, President, Chief Financial Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation.

2.3.7 Implement succession planning, including appointing, counseling and monitoring the performance of executive officers.

2.3.8 Review human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers.

2.3.9 Adopt and enforce policies and processes to satisfy itself as to the integrity of the Corporation's internal control and management information systems and its financial reporting.

2.3.10 Confirm that an appropriate orientation program is developed for new directors and that continuing education opportunities are available for all directors.

2.3.11 Define the duties and limitations of authority of senior management.

2.4 Public Relations

2.4.1 Establish policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders.

2.4.2 Establish policies and procedures for the proper communication with shareholders, customers and governments.

2.4.3 Formally call meetings of shareholders and submit to the shareholders any question or matter requiring approval of the shareholders.

2.4.4 Approve the directors for nomination to be elected at shareholders' meetings and filling a vacancy among the directors.

2.4.5 Declare dividends and establish of the dividend policy for the Corporation.

2.5 Risk Management

2.5.1 Oversee the management of risks and the implementation of internal controls.

2.5.2 With management, identify the principal risks of the Corporation's business and the systems to be put in place to manage these risks and monitor the adequacy of such systems.

2.5.3 Establish policies and processes to identify the Corporation's principal business risks, including hedging policies for the Corporation, and confirm that systems are in place to mitigate these risks where prudent to do so.

3. Responsibilities of Directors

3.1 Develop and maintain a thorough understanding of the Corporation, the markets in which its business is conducted, its financial position, strategic direction and goals.

3.2 Diligently prepare for each meeting, ensuring that all distributed information is reviewed in advance of such meeting.

3.3 Actively and constructively participate in each meeting, ensuring all relevant issues are given consideration.

3.4 Acquire information and clarification from management regarding any relevant aspect of the Corporations affairs as needed.

3.5 Engage in continued directors' education as relevant to their role as a director of the Corporation.

4. Board Composition

4.1 Board Membership Criteria

The Nominating and Governance Committee of the Board is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the Board. The Nominating and Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board's decision-making process and enhance the overall management of the business and affairs of the Corporation.

Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Nominating and Governance Committee and, if determined appropriate by the Nominating and Governance Committee, resign from the Board.

4.2 Director Independence

The Board believes that, except during periods of temporary vacancies, not less than half of its members should be Independent Directors.

In all cases, the determination of whether a director is independent will be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an "Independent Director" is a director who has no direct or indirect material relationship with the Corporation. For these purposes, "material relationship" means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment in carrying out the responsibilities of a director.

In making a determination regarding a director's independence, the Board will consider all relevant facts and circumstances, including the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates.

Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

4.3 Board Size

The Corporation will have a minimum of one director and a maximum of ten directors, with the number of directors from time to time within such range being fixed by resolution of the directors, provided that until otherwise so determined by resolution, the number of directors will be seven (7). The Board is of the view that its current size of seven (7) members is conducive to effective decision-making and committee work.

The Nominating and Governance Committee is responsible for evaluating the effectiveness of the Board size on a regular basis and reporting its analysis and recommendations to the Board.

4.4 Term

Each director is elected or appointed at the annual meeting of shareholders of the Corporation to hold office until the close of the annual meeting of shareholders next following such director's election or appointment and until such director's successor is elected or appointed.

4.5 Board Succession

The Nominating and Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation's needs and the interests of its shareholders.

4.6 Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board.

5. Delegation to Management

The Board has delegated financial authority to the Chief Executive Officer (or President, if no Chief Executive Officer has been appointed) (who may sub-delegate such authority to the Chief Financial Officer or such other individuals within the Corporation as appropriate that are approved in advance by the Board) for approval of expenditures, all of which must be made within the framework of the strategic plan of the Corporation approved by the Board.

6. Chair

6.1 Appointment

The Board will elect from among its members a Chair.

6.2 General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

6.3 Specific Roles and Responsibilities

6.3.1 Lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time.

6.3.2 Preside as chair at all meetings of the Board and shareholders.

6.3.3 Approve the agenda of the Board and shareholders' meetings, in consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed).

6.3.4 Confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board.

6.3.5 Together with the Lead Independent Director (if required to be appointed), approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Governance Committee, to explore their interest in joining the Board.

6.3.6 Confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them.

6.3.7 Chair Board meetings, including providing appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded.

6.3.8 Ensure that management files and fulfills disclosure requirements to statutory authorities under applicable legislation.

6.3.9 Approve a resource allocation plan to ensure that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information.

6.3.10 Work with the Lead Independent Director (if required to be appointed), the Chair of the Nominating and Governance Committee, the Corporate Secretary, and senior officers of the Corporation to further the creation of a healthy governance culture within the Corporation.

6.3.11 Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.

6.3.12 Perform additional duties as may be requested by the Board from time to time.

7. Lead Independent Director

g.1 Appointment

In each year that the elected Chair is not an Independent Director, the Board will elect from among its Independent Directors a Lead Independent Director.

7.2 General

The Lead Independent Director provides a source of Board leadership complementary to that of the Chair.

7.3 Specific Roles and Responsibilities

7.3.1 Enhancing Board Effectiveness

7.3.1.1 Work with the Chair and Corporate Secretary to ensure the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

7.3.1.2 Review and approve that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management.

7.3.1.3 Provide input to the Chair and Corporate Secretary on the preparation of agendas for Board and committee meetings and the scheduling of Board meetings.

7.3.1.4 Work with the Chair and the Nominating and Governance Committee to ensure there is a process to implement best practices which relate to the responsibilities of the Board.

7.3.1.5 Chair Board meetings when the Chair is unavailable.

7.3.1.6 Maintain a close and collaborative relationship with the Chair.

7.3.1.7 Assist in orienting and integrating new directors to the Board.

7.3.1.8 Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.

7.3.1.9 Perform additional duties as may be requested by the Board from time to time.

7.3.2 Liaison Between Board and Management and Among Directors

7.3.2.1 In association with scheduled Board meetings, chairing meetings of Independent Directors to discuss issues relating to the Corporation's business without the presence of management or the Chair.

7.3.2.2 Communicating with the Chair and the entire Board, as appropriate, the results of private discussions among Independent Directors or the results of meetings of the Independent Directors.

7.3.2.3 Acting as a communication channel among the directors and between directors and the Chair in respect of issues not readily or easily discussed in a formal setting.

7.3.2.4 Ensuring that the Board understands and maintains the boundaries between Board and management responsibilities.

8. Corporate Secretary

8.1 Appointment

The Board will appoint one of its members, its senior officers or its legal counsel to act as the Corporate Secretary.

8.2 General

The Corporate Secretary is responsible for assisting the Chair and the Lead Independent Director (if required to be appointed) in managing the operations and affairs of the Board and for performing additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.

8.3 Specific Roles and Responsibilities

8.3.1 Oversee the preparation of all materials for shareholders that relate to the election of directors or the matters discussed in these guidelines.

8.3.2 Confirm that all notices and materials are delivered to shareholders and directors in a timely manner.

8.3.3 Confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded.

8.3.4 Administer the operations of the Board and its committees.

8.3.5 Monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board's business.

8.3.6 Perform additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.

9. Board Committees

9.1 General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

9.2 Composition

Each of the committees will be composed of at least three directors. Each of the Audit Committee, the Nominating and Governance Committee and Compensation Committee will be comprised of Independent Directors (unless otherwise required by applicable securities law). Committee members will be selected by the Board on the recommendation of the Nominating and Governance Committee and who meet the requirements with respect to independence and financial literacy, as applicable, set out in applicable securities laws.

9.3 Chair

Each of the committees are chaired by a director who is selected by the Board on the recommendation of the Nominating and Governance Committee. The chair will be responsible for determining the agenda and the frequency and conduct of meetings.

9.4 Mandates

Each committee has its own mandate that sets out its responsibilities and duties, qualifications for membership, procedures for committee member appointment and removal and reporting to the Board.

On a periodic basis (unless required annually or more frequently by applicable securities laws), each committee's mandate is reviewed by both the committee itself and the Nominating and Governance Committee and is also reviewed and approved by the Board.

10. Board and Committee Meetings

10.1 Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. Any director or the Chief Executive Officer may call a Board meeting.

Each committee meets as often as it determines necessary to fulfill its responsibilities. A meeting of any committee may be called by the chair of such committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Lead Independent Director (if required to be appointed), or any two committee members.

Board meetings are held at a location determined by the Chair on the advice of the Lead Independent Director (if required to be appointed) and meetings of each committee are held at a location determined by the chair of such committee.

10.2 Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed; or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.

Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

10.3 Agenda

In consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed), the Chair establishes the agenda for each Board meeting. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

In consultation with the Corporate Secretary, the Lead Independent Director (if required to be appointed), and the Chief Executive Officer (or President if no Chief Executive Officer has been appointed), committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting material in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

10.4 Independent Director Sessions

Independent Directors shall periodically meet separately without management present. The Lead Independent Director (if required to be appointed) informs management of the substance of these meetings to the extent that action is required by them.

10.5 Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

10.6 Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

10.7 Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

10.8 Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote and the motion fails.

10.9 Procedures

The Chair determines procedures for Board meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

The chair of the committee determines procedures for committee meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

10.10 Corporate Secretary

Unless otherwise determined by the Board, the Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, the Board or a committee may appoint any other person to act as secretary.

10.11 Minutes of Meetings

Unless otherwise determined by the Board, the Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

11. Director Compensation

The Board believes that compensation for directors should be commensurate with the compensation paid to directors of comparable companies.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

During the early stage of development of the Corporation, compensation for serving on the Board and its various subcommittees (including the Audit Committee and the Nominating and Governance Committee), as well as Chair of the Board (if the Chair is a non-employee) and any subcommittee thereof, and any meeting fees relating thereto shall be paid to outside directors by way of grant of options.

The Board may amend such compensation arrangements from time to time upon recommendation by the Chair of the Nominating and Governance Committee and approval of the Board, consistent with industry practice.

Directors are reimbursed by the Corporation for reasonable travel expenses (outside of the Greater Toronto Area) that are incurred in connection with their duties as directors.

12. Director Orientation and Continuing Education

New directors receive orientation materials describing the Corporation's business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Lead Independent Director (if required to be appointed), Chief Executive Officer, President, and Chief Financial Officer.

The Nominating and Governance Committee is responsible for reasonably confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

13. Board Access to Management and Advisors

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other persons to attend any of their meetings.

The Board and any of its committees may reasonably retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor's fees and other retention terms.

Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Governance Committee.

14. Performance Assessment of the Board and its Committees

The Nominating and Governance Committee should annually review the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Governance Committee should annually review the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

The Nominating and Governance Committee should evaluate individual directors to assess their suitability for nomination for re-election.

15. Codes of Ethics

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board should adopt and approve a Code of Business Conduct and Ethics (the "Code") for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from retaliation, such as discharge, demotion, suspension, threats, harassment or discrimination.

The Board should also adopt and approve a Code of Ethics for directors that set out the ethical standards that apply to directors in the exercise of their duties.

Both Codes should be available in print to any shareholder who requests a copy.

16. Indemnification and Insurance

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

17. Conflicts of Interest

Each director is required to inform the Nominating and Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so in accordance with applicable law.

18. Contact Board and Committees

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Sphere 3D Corp.

c/o Corporate Secretary

Sphere 3D Corp.

895 Don Mills Road, Building 2, Suite 900

Toronto, Ontario, Canada M3C 1W3

19. Definitions

Legal terms used in this Mandate have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.

"financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

"Independent Director" means a director who has no direct or indirect material relationship with the Corporation. For this purpose, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment in carrying out the responsibilities of a director. Despite the foregoing, the following individuals are considered to have a material relationship with the Corporation:

• An individual who is, or has been, an employee or executive officer of the Corporation, unless three years have elapsed since the end of the service or employment.

• An individual whose immediate family member is, or has been, an executive officer of the Corporation unless three years have elapsed since the end of the service or employment.

• An individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended.

• An individual whose immediate family member is, or has been, an affiliated entity of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended.

• An individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation's current executive officers serve on the entity's compensation committee unless three years have elapsed since the end of the service or employment.

• An individual who:

• has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

• receives, or whose immediate family member employed as an executive officer of the Corporation receives, more than $75,000 in any twelve consecutive month-period in compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee or as benefits under a tax-qualified retirement plan or non-discretionary compensation, unless three years have elapsed since he or she ceased to receive more than $75,000 of compensation in a twelve-month period.

• An individual who is an affiliated entity of the Corporation or any of its subsidiary entities.

APPENDIX B

FORM OF SERIES G PURCHASE AGREEMENT AND WARRANT

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement") is made as of July [  ], 2021 by and among Sphere 3D Corp., an Ontario corporation (the "Company"), and the Investors set forth on the signature pages affixed hereto (each an "Investor" and collectively the "Investors").

A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended ("Regulation S"), as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"); and

B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to each Investor, upon the terms and conditions stated in this Agreement, (i) up to an aggregate of 5,000 shares of Preferred Stock (as defined below) and a Warrant to purchase 1,000,000 Warrant Shares (as defined below), (collectively, the "Transaction").

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.        Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, such Person.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"Canadian Investor" means an Investor that is resident in or otherwise subject to the securities laws of a jurisdiction of Canada.

"Canadian Securities Laws" means the securities laws, regulations and rules, and the blanket rulings, policies and written interpretations of and multilateral or national instruments adopted by the securities regulators in each of the provinces and territories of Canada.

"Common Share Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

"Common Shares" means the common shares in the capital of the Company (no par value).

"Company's Knowledge" means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company, after due inquiry.

"Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

"Control" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Directed Selling Efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Preferred Stock or Warrants. Such activity includes placement of an advertisement in a publication with a general circulation in the United States that refers to the offering of securities being made in reliance upon Regulation S.

"Distributor" means any underwriter, dealer or other person who participates, pursuant to a contractual arrangement, in the distribution of Preferred Stock or Warrants.

"Distribution Compliance Period" means (i) with respect to the Preferred Stock, the forty day period beginning on the later of (A) the date when the Preferred Stock was first offered to Investors other than Distributors, and (B) the date of the Closing (as defined in Section 3 below), and (ii) with respect to the Warrants, the forty day period beginning upon completion of the distribution of the warrants, as determined and certified by the managing underwriter or person performing similar functions.

"Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations, applications and renewals for any of the foregoing; and (v) proprietary computer software (including but not limited to data, data bases and documentation).

"Material Adverse Effect" means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), business or prospects of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company to perform its obligations under the Transaction Documents.

"Material Contract" means any contract, instrument or other agreement to which the Company or any Subsidiary is a party or by which it is bound which has been listed as an exhibit in the SEC Filings.

"Nasdaq" means The Nasdaq Capital Market.

"OSC" means the Ontario Securities Commission.

"Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

"Preferred Shares" means the Common Shares issuable upon conversion of the Preferred Stock.

"Preferred Stock" means the shares of Series G Convertible Preferred Stock of the Company, convertible into Common Shares of the Company.

"Purchase Price" means $1,000 per share of Preferred Stock.

"SEC Filings" has the meaning set forth in Section 4.6.

"Securities" means the Preferred Stock, Warrants, Preferred Shares and Warrant Shares.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the 1934 Act.

"Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Transaction Documents" means this Agreement.

"U.S. person": "U.S. Person" means:

(i) Any natural person resident in the United States;

(ii) Any estate of which any executor or administrator is a U.S. person;

(iii) Any trust of which any trustee is a U.S. person;

(iv) Any agency or branch of a foreign entity located in the United States;

(v) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vi) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(vii) Any partnership or corporation if:

(A) Organized or incorporated under the laws of any foreign jurisdiction; and

(B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of Regulation D under the Securities Act) who are not natural persons, estates or trusts.

The following are not "U.S. persons":

(i) Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(ii) Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

(A) An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(B) The estate is governed by foreign law;

(iii) Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

(iv) An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v) Any agency or branch of a U.S. person located outside the United States if:

(A) The agency or branch operates for valid business reasons; and

(B) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans.

"Warrants" means the Common Share purchase warrants delivered to the Investors at the Closing, which Warrants shall be exercisable immediately and have a term of exercise equal to thirty-six months.

"Warrant Shares" means the Common Shares issuable upon exercise of the Warrants.

"1933 Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2.        Purchase and Sale of the Preferred Stock and Warrants. Subject to the terms and conditions of this Agreement, each of the Investors shall severally, and not jointly, purchase, and the Company shall sell and issue to the Investors, the Preferred Stock and Warrants in the respective amounts set forth on Schedule I attached hereto.

3.        Closing. Unless other arrangements have been made with a particular Investor, upon confirmation that the other conditions to closing specified herein have been satisfied or duly waived by the Investors, the Company shall deliver to Pryor Cashman LLP, in trust, a certificate or certificates, registered in such name or names as the Investors may designate, representing the Preferred Stock and Warrants, with instructions that such certificates are to be held for release to the Investors only upon payment in full of the aggregate Purchase Price to the Company by the Investors. Unless other arrangements have been made with a particular Investor, upon such receipt by Pryor Cashman LLP of the certificates issuable to an Investor, such Investor shall promptly, but no more than one (1) Business Day thereafter, cause a wire transfer in same day funds to be sent to the account of the Company as instructed in writing by the Company, in an amount representing such Investor's payment of the Purchase Price. The Company will hold one closing for the Preferred Stock and Warrants; n the date the Company receives the Purchase Price, the certificates evidencing the Preferred Stock, along with the Warrants shall be released to the Investors (the "Closing"). The Closing of the purchase and sale of the Preferred Stock and of the Warrants shall occur remotely, or at such location and on such date(s) as the Company and the Investors shall mutually agree.

4.        Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor that:

4.1      Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties, in each case as described in the SEC Filings. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and could not reasonably be expected to have a Material Adverse Effect.

4.2      Authorization. The Company has the corporate power and authority to enter into this Agreement and has taken all requisite action on its part, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally and to general equitable principles.

4.3      Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, as set forth in the SEC Filings and in the Articles of Amalgamation of the Company, as amended and as in effect as of the date of this Agreement (the "Articles of Amalgamation"). All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable provincial, state and federal securities law and any rights of third parties. Except as described in the SEC Filings, all of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable provincial, state and federal securities law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no lien, encumbrance or other adverse claim. Except as described in the SEC Filings, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described in the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind. Except as described or listed in the SEC Filings, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company held by them. Except as described in the SEC Filings, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. Except as described in the SEC Filings, the issuance and sale of the Securities hereunder will not obligate the Company to issue Common Shares or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security. Except as described in the SEC Filings, the Company does not have outstanding shareholder purchase rights, a "poison pill" or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4      Valid Issuance. The Preferred Stock and Warrants, Preferred Shares and Warrant Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

4.5      Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable provincial and state securities laws and post-sale filings pursuant to applicable provincial, state and federal securities laws which the Company undertakes to file within the applicable time periods. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, and, in the case of each Canadian Investor, Schedule II hereto, the Company has taken all action necessary to exempt (i) the issuance and sale of the Securities, and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any shareholder rights plan or other "poison pill" arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Articles of Amalgamation or the Company's Bylaws, as amended and as in effect as of the date of this Agreement (the "Bylaws"), that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including, without limitation, the issuance of the Securities and the ownership, disposition or voting of the Securities by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

4.6      Delivery of SEC Filings; Business. The Company has made available to the Investors all reports filed or furnished by the Company pursuant to Sections 13(a), 13(e), 14 and 15(d) of the 1934 Act since July 7, 2014 (collectively, the "SEC Filings"). The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period. The Company and its Subsidiaries are engaged in all material respects only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description in all material respects of the business of the Company and its Subsidiaries, taken as a whole.

4.7      Use of Proceeds. The net proceeds of the sale of the Preferred Stock and Warrants hereunder shall be used by the Company for working capital and general corporate purposes, as well as to fund potential acquisitions of the stock or assets of other companies.

4.8      No Material Adverse Change. Since December 31, 2019, except as described in the SEC Filings, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the SEC Filings, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries;

(iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi) any change or amendment to the Articles of Amalgamation (other than in connection with the transactions contemplated hereby) or Bylaws, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

(vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

(viii) any material transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

(ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

(x) the loss or, to the Company's Knowledge, threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

(xi) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.9      SEC Filings. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.10    No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under the Articles of Amalgamation or the Bylaws (true and complete copies of which have been made available to the Investors through the EDGAR system), or (b) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, except in the case of clauses (i)(b) and (ii) above, such as could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.11    Tax Matters. The Company and each Subsidiary has prepared and filed (or filed applicable extensions therefore) all tax returns required to have been filed by the Company or such Subsidiary with all appropriate governmental agencies and paid all taxes shown thereon or otherwise owed by it, other than any such taxes which the Company or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Company's financial statements included in the SEC Filings. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due, other than any such taxes which the Company or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Company's financial statements included in the SEC Filings. There are no tax liens or claims pending or, to the Company's Knowledge, threatened in writing against the Company or any Subsidiary or any of their respective assets or property. Except as described in the SEC Filings, there are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity.

4.12    Title to Properties. Except as disclosed in the SEC Filings, the Company and each Subsidiary has good and marketable title to all real properties and all other properties and assets (excluding Intellectual Property assets which are the subject of Section 4.15 hereof) owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

4.13  Certificates, Authorities and Permits. The Company and each Subsidiary possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except to the extent failure to possess such certificates, authorities or permits could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.14    Labor Matters.

(a) Except as set forth in the SEC Filings, the Company is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Company has not violated in any material respect any laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees' health, safety, welfare, wages and hours.

(b) There are no labor complaint, grievance, disputes or arbitration existing, or to the Company's Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Company's employees, (ii) there are no unfair labor practices or petitions for election pending or, to the Company's Knowledge, threatened before the Ontario Labour Relations Board, the National Labor Relations Board or any other federal, provincial, state or local labor commission or tribunal relating to the Company's employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Company and (iv) to the Company's Knowledge, the Company enjoys good labor and employee relations with its employees and labor organizations.

(c) The Company is, and at all times has been, in compliance with all applicable laws respecting employment (including laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against the Company before the Human Rights Code, the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of the Human Rights Code, Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, provincial, state or local Law, statute or ordinance barring discrimination in employment.

(d) To the Company's Knowledge, the Company has no liability for the improper classification by the Company of its employees as independent contractors or leased employees prior to each Closing.

4.15    Intellectual Property. The Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as described in the SEC Filings as being owned or licensed by them, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as described in the SEC Filings, (i) to the Company's Knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company as described in the SEC Filings or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate, (ii) there is no pending or, to the Company's Knowledge, threat of any, action, suit, proceeding or claim by others challenging the Company's or any Subsidiary's rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Company or any Subsidiary or claiming that the use of any Intellectual Property by the Company or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party, and (iii) to the Company's Knowledge, the use by the Company or any Subsidiary of any Intellectual Property by the Company or any Subsidiary in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

4.16    Environmental Matters. To the Company's Knowledge, neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's Knowledge, threatened investigation that might lead to such a claim.

4.17    Litigation. There are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's Knowledge, no such actions, suits or proceedings are threatened, except (i) as described in the SEC Filings or (ii) any such proceeding, which if resolved adversely to the Company or any Subsidiary, could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or since January 1, 2018 has been the subject of any action involving a claim of violation of or liability under federal, provincial, or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company's Knowledge, there is not pending or contemplated, any investigation by the OSC (or any other Canadian securities regulatory authority) or SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the 1933 Act or the 1934 Act.

4.18    Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be disclosed therein or in the notes thereto). Except as set forth in the SEC Filings filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

4.19    Insurance Coverage. The Company and each Subsidiary maintain in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company and each Subsidiary.

4.20    No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

4.21    No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of the Securities being offered hereby under the Securities Act or cause this offering of Securities to be integrated with any prior offering of securities of the Company for purposes of the Securities Act or any applicable stockholder approval provisions.

4.21    No Integrated Offering.

Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of the Securities being offered hereby under the Securities Act or cause this offering of Securities to be integrated with any prior offering of securities of the Company for purposes of the Securities Act or any applicable stockholder approval provisions.

4.22      Offshore Transaction.

(a) At the time the Company issues Investors Preferred Stock, the Company shall reasonably believe that the Investor is outside of the United States, is not a U.S. Person, and is not receiving the Preferred Stock or Warrants for the account or benefit of a U.S. Person.

(b) At the time the Company issues Investors the Preferred Stock, the Company shall have no reason to believe that Investor or anyone acting on Investor's behalf has prearranged the resale of any of the Shares with a purchaser in the United States.

(c) The issuance of the Preferred Stock is not a transaction that is part of any plan or scheme to evade the registration provisions of the Securities Act.

(d) Neither the Company nor any affiliate of the Company, nor any person acting on behalf of Company or any affiliate of Company, has engaged in any Directed Selling Efforts in the United States.

4.23    Regulation S. Assuming the accuracy of the Investors' representations and warranties set forth in Section 5 hereof and, in the case of Canadian Investors, Schedule II hereto, the offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act pursuant to Regulation S, and, in the case of Canadian Investors, is exempt from the prospectus requirement under applicable Canadian Securities Laws.

4.24    Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any of their respective current or former shareholders, directors, officers, employees, agents or other Persons acting on behalf of the Company or any Subsidiary, has, on behalf of the Company or any Subsidiary or in connection with their respective businesses, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds, (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (iv) made any false or fictitious entries on the books and records of the Company or any Subsidiary, or (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.25    Transactions with Affiliates. Except as disclosed in the SEC Filings and except as would not be required to be disclosed in the SEC Filings, none of the officers or directors of the Company and, to the Company's Knowledge, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company's Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.26    Internal Controls. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including the Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's most recently filed periodic report under the 1934 Act, as the case may be, is being prepared. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the most recently filed periodic report under the 1934 Act (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 308 of Regulation S-K) or, to the Company's Knowledge, in other factors that could significantly affect the Company's internal controls. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the 1934 Act.

4.27    Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following each of the Closings will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

4.28    One Closing. The Company will hold one Closing for the Preferred Stock and Warrants, and on the date of Closing the Company will provide the Investors with a letter, certified by the managing underwriter or person performing similar functions, that the distribution of the Preferred Stock and Warrants is complete.

4.29    Investment Terms.  Each other Investor investing in the Transaction shall enter into a Purchase Agreement that is substantively the same as this Agreement, and the terms of the Preferred Stock and Warrants purchased by any other Investor in the Transaction shall be identical to the Preferred Stock and Warrants purchased hereunder. No other Investor shall enter into any side letter or similar agreement with the Company relating to the Transaction without the consent of the Investor.

Each of the Investors acknowledges and agrees that the Company has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 4. Each of the Investors further acknowledges and agrees that neither the Company nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information received by any such Investor which constitutes or may be deemed to constitute a projection, estimate or other forecast and certain business plan information, except that such information was prepared in good faith and based upon assumptions that the Company believes to have been reasonable at the time such information, if any, was provided to the applicable Investor.

5.    Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1      Organization and Existence. If such Investor is a corporation, limited partnership or limited liability company, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or limited liability company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.

5.2      Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each will constitute the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

5.3      Consents. All consents, approvals, orders and authorizations required on the part of such Investor in connection with the execution, delivery or performance of each Transaction Document and the consummation of the transactions contemplated hereby and thereby have been obtained and are effective as of the date hereof.

5.4      Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor's own account, not as nominee, trustee, representative or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same and has no arrangement or understanding with any other Persons regarding the distribution of such Securities in violation of the 1933 Act or any applicable federal, provincial or state securities law without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal, provincial and state securities laws. Such Investor is acquiring the Securities hereunder in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.5      Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.6      Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

5.7      Offshore Transaction.

(a) Investor understands and acknowledges that (i) the Preferred Stock has not been registered under the 1933 Act, is being sold in reliance upon an exemption from registration afforded by Regulation S; and that such Preferred Stock has not been registered with any state securities commission or authority; (ii) pursuant to the requirements of Regulation S, the Preferred Stock may not be transferred, sold or otherwise exchanged unless in compliance with the provisions of Regulation S and/or pursuant to registration under the Securities Act, or pursuant to an available exemption thereunder; and (iii) the Company is under no obligation to register the Preferred Stock under the Securities Act or any state securities law, or to take any action to make any exemption from any such registration provisions available.

(b) As of the date of execution and delivery of this Agreement the Investor is not (and at the time the offer to buy the Preferred Stock was made to the Company the Investor was not) a U.S. Person. Neither Investor nor anyone acting on Investor's behalf has prearranged the resale of any of the Preferred Stock with a U.S. Person or other purchaser in the United States.

(c) Investor is not a Distributor and is not receiving the Preferred Stock with the intent of distributing the Preferred Stock on behalf of the Company or any Distributor or any of their affiliates. The Investor is receiving the Preferred Stock for its own account (and/or for the account of other non-U.S. Persons who are outside of the United States) and not for the account or benefit of any U.S. Person and no other person has any interest in or participation in the Preferred Stock or any right, option, security interest, pledge or other interest in or to the Preferred Stock. Neither Investor nor any affiliate or any person acting on Investor's behalf, has made or is aware of any Directed Selling Efforts in the United States.

(d) Investor is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(e) Investor will not, during the Distribution Compliance Period, offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

5.8      Legends. It is understood that, except as provided below, certificates evidencing the Securities and any record of a book entry or electronic issuance evidencing the Securities may bear the following or any similar legend:

(a) "THE PREFERRED STOCK IS BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE SECURITIES ACT")) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT."

"TRANSFER OF THESE SHARES OF PREFERRED STOCK IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."

(b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority, including the legend set forth in Schedule II hereto.

5.9      No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general solicitation or general advertising.

5.10    Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.11    Prohibited Transactions. Since the time such Investor was first contacted by the Company or any other Person acting on behalf of the Company regarding the transactions contemplated hereby through the public announcement of the Transaction, neither such Investor nor any Affiliate of such Investor which (a) had knowledge of the transactions contemplated hereby, (b) has or shares discretion relating to such Investor's investments or trading or information concerning such Investor's investments, including in respect of the Securities, or (c) is subject to such Investor's review or input concerning such Affiliate's investments or trading (collectively, "Trading Affiliates") has, directly or indirectly, effected or agreed to effect, or will directly or indirectly effect, any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including, without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Securities (each, a "Prohibited Transaction"). Such Investor acknowledges that the representations, warranties and covenants contained in this Section 5.12 are being made for the benefit of the Investors as well as the Company and that each of the other Investors shall have an independent right to assert any claims against such Investor arising out of any breach or violation of the provisions of this Section 5.12.

The Company acknowledges and agrees that each Investor has not made any representations or warranties with respect to the transactions contemplated by the Transaction Documents other than those specifically set forth in this Section 5 and, in the case of each Canadian investor, Schedule II hereto.

6. Conditions to Closings.

6.1      Conditions to the Investors' Obligations. The obligation of each Investor to purchase the Preferred Stock and Warrants is subject to the fulfillment to such Investor's satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a) The representations and warranties made by the Company in Section 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the applicable Closing Date as so qualified, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date as so qualified, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(c) If applicable, the Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Preferred Shares and Warrant Shares on Nasdaq.

(d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(e) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Shares.

6.2      Conditions to Obligations of the Company. The Company's obligation to (i) sell and issue the Preferred Stock and Warrants is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by the Investors in Section 5 hereof and, in the case of Canadian Investors, Schedule II hereto, other than the representations and warranties contained in Sections 5.4, 5.5, 5.6, 5.7, 5.8, 5.9 and 5.10 (the "Investment Representations"), shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the applicable Closing Date with the same force and effect as if they had been made on and as of said date. The Investment Representations shall be true and correct in all respects when made, and shall be true and correct in all respects on the applicable Closing Date with the same force and effect as if they had been made on and as of said date. The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the applicable Closing Date.

(b) The Investors shall have delivered the Purchase Price to the Company.

6.3      Termination of Obligations to Effect Closing; Effects.

(a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and the Investors;

(ii) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

(iv) By either the Company or any Investor (with respect to itself only) the Closing has not occurred on or prior to July 31, 2021;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the applicable Closing.

(b) In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall forthwith be given to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company and the other Investors. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

7.        Covenants and Agreements.

7.1      Reports. The Company will furnish to the Investors and/or their assignees such information relating to the Company and its Subsidiaries as from time to time may reasonably be requested by the Investors and/or their assignees; provided, however, that the Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, in connection with the transactions contemplated by this Agreement unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

7.2      No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company's obligations to the Investors under the Transaction Documents.

7.3      Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

7.4      Listing of Preferred Shares and Warrant Shares and Related Matters. Promptly following the date hereof, the Company shall take all necessary action to cause the Preferred Shares and Warrant Shares to be listed on Nasdaq no later than the Closing Date. Further, if the Company applies to have its Common Shares or other securities traded on any other principal stock exchange or market, it shall include in such application the Preferred Shares and Warrant Shares and will take such other action as is necessary to cause such Common Shares to be so listed. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Shares on Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.5      Termination of Covenants. The provisions of Sections 7.2 through 7.4 shall terminate and be of no further force and effect on the earlier of (i) the sale or disposition of any Securities by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable securities or (ii) any Securities of the Investor becoming eligible to be sold without restriction pursuant to Rule 144.

7.6      Removal of Legends. Upon the earlier of (i) the sale or disposition of any Securities by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable securities or (ii) any Securities of the Investor becoming eligible to be sold without restriction pursuant to Rule 144, upon the written request of such Investor, subject to any applicable Canadian Securities Laws, the Company shall or, in the case of Common Shares, shall cause the transfer agent for the Common Shares (the "Transfer Agent") to issue replacement certificates representing such Securities or updated or replacement records of book entries or electronic issuances evidencing such Securities. From and after the earlier of such dates, upon an Investor's written request, the Company shall promptly cause certificates or records of book-entries or electronic issuances evidencing the Investor's Securities to be replaced with certificates or records of book-entries or electronic issuances, respectively, which do not bear such restrictive legends. In addition, upon the Preferred Shares or Warrant Shares becoming eligible to be sold without restriction pursuant to Rule 144, the Company shall (1) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a certificate or a record of book entry or electronic issuance representing Common Shares without legends upon receipt by such Transfer Agent of the legended certificates or the appropriate ownership records of book-entry or electronically issued Common Shares bearing legends, as applicable, for such Common Shares, together with either (A) a customary representation by the Investor that Rule 144 applies to the Common Shares represented thereby or (B) a statement by the Investor that such Investor has sold the Common Shares represented thereby in accordance with the Plan of Distribution contained in the Registration Statement, and (2) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act.

7.7      Shareholder Approval. The Company shall seek to obtain shareholder approval to issue the maximum number of Preferred Shares and Warrant Shares issuable upon conversion or exercise, as applicable, of the Preferred Stock and Warrants no later than the earlier of (i) the date that any other matter is put before shareholders of the Company after the date hereof and (ii) December 31, 2021.

7.8      Piggyback Registration Rights. If at any time the Company shall determine to prepare and file with the SEC a registration statement (a "Registration Statement") relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form F-4 or S-8), the Company shall send notice of such filing to the Investors, and, shall cause the registration under the Securities Act of all the Preferred Shares and Warrant Shares then held by such Investors; provided that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to the Investors and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Preferred Shares and Warrant Shares in connection with such registration, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Preferred Shares and Warrant Shares being registered pursuant to this Section 7.9 for the same period as the delay in registering such other securities.

8.        Indemnification.

8.1      Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates and their respective directors, officers, trustees, members, managers, employees and agents, and their respective successors and assigns, from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorney fees and disbursements (subject to Section 8.2 below) and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, "Losses") to which such Person may become subject as a result of any breach of any representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

8.2 Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. The Company will not be liable to any indemnified party under this Agreement (x) for any settlement by such indemnified party effected without the Company's prior written consent, which shall not be unreasonably withheld, conditioned or delayed, or (y) for any Losses incurred by such indemnified party which a court of competent jurisdiction determines in a final judgment which is not subject to further appeal are solely attributable to (A) a breach of any of the representations, warranties, covenants or agreements made by such indemnified party under this Agreement or in any other Transaction Document or (B) the fraud, gross negligence or willful misconduct of such indemnified party.

9.        Miscellaneous.

9.1      Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, amalgamation, consolidation, share exchange or similar business combination transaction in which the Common Shares is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term "Company" shall be deemed to refer to such Person and the term "Common Shares" shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2    Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

9.3      Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.4      Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by electronic mail, telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (a) receipt of such notice by the recipient or (b) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

If to the Company:

Sphere 3D Corp.

895 Don Mills Road, Building 2, Suite 900

Toronto, Ontario, Canada M3C 1W3

Attention:  Peter Tassiopoulos, Chief Executive Officer

Fax:  (858) 495-4267

With a copy to:

Pryor Cashman LLP

7 Times Square

New York, New York 10036

Attention: M. Ali Panjwani, Esq.

Fax:  (212) 326-0806

If to the Investors:

to the addresses set forth on the signature pages hereto.

9.5      Expenses. The parties hereto shall pay their own costs and expenses in connection herewith, regardless of whether the transactions contemplated hereby are consummated, except that at Closing, the Investors shall be reimbursed for their reasonable, documented, out-of-pocket legal expenses associated with the transactions contemplated by this Agreement, in an amount not to exceed $25,000 in the aggregate.  In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

9.6      Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors representing a majority of the Preferred Shares issued pursuant to this Agreement. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

9.7    Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on the portion of such release or announcement concerning the transactions contemplated hereby in advance of such issuance. The Company will make such filings and notices in the manner and time required by the OSC (or any other Canadian securities regulatory authority), the SEC or Nasdaq. The Company will disclose the consummation of the transactions contemplated by this Agreement, and any other material, non-public information provided to the Investor by the Company or its agents in connection with the Transaction, no later than 9:00 am, local time in New York, NY, on the first trading day following the consummation of the transactions contemplated by this Agreement.

9.8      Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.9    Entire Agreement. This Agreement, including the Exhibits and the Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.10    Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.11    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York (except to the extent the provisions of the Business Corporations Act (Ontario). Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

9.12    Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. Each Investor has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

SPHERE 3D CORP.

By:

	Name:	Peter Tassiopoulos

	Title:	Chief Executive Officer

Investors

By:

Name:

Title:

Address for Notice:

Fax:

Investor Aggregate Purchase Price:	US$5,000,000.00

Schedule I

Purchase and Sale of Preferred Stock and Warrants

Name	Number of Preferred Stock/Warrants	Aggregate Purchase Price
	5,000/1,000,000	US$5,000,000.00
	5,000/1,000,000	US$5,000,000.00

NEITHER THIS WARRANT NOR ANY SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "SECURITIES ACT"). THIS WARRANT IS BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER SECURITIES ACT) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

TRANSFER OF THIS WARRANT IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

COMMON STOCK PURCHASE WARRANT

(for Non-U.S. Persons under Regulation S)

SPHERE 3D CORP.

Warrant Shares: 1,000,000	Issue Date: July [ ], 2021

THIS COMMON STOCK PURCHASE WARRANT (the "Warrant") certifies that, for value received, _______________ or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date the Company's shareholder approve the issuance of this Warrant and the Warrant Shares issuable upon exercise thereof (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on the third anniversary of the Initial Exercise Date (the "Termination Date") but not thereafter, to subscribe for and purchase from Sphere 3D Corp., an Ontario, Canada corporation (the "Company"), up to 1,000,000 shares (as subject to adjustment hereunder, the "Warrant Shares") of the Company's common stock (the "Common Stock"). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.        Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the "Purchase Agreement"), dated July [ ], 2021, among the Company and the purchasers signatory thereto.

Section 2.        Exercise.

a. Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Issue Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the "Notice of Exercise"). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise (the "Aggregate Exercise Price") by wire transfer or cashier's check drawn on a United States bank. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b. Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $4.00, subject to adjustment hereunder (the "Exercise Price").

c. [Reserved].

d. Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery of a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by, (x) so long as the Holder delivers the Aggregate Exercise Price on or prior to the first (1st) Trading Day following the date on which the Notice of Exercise has been delivered to the Company, then on or prior to the second (2nd) Trading Day following the date on which the Notice of Exercise has been delivered to the Company, or, (y) if the Holder does not deliver the Aggregate Exercise Price on or prior to the first (1st) Trading Day following the date on which the Notice of Exercise has been delivered to the Company, then on or prior to the first (1st) Trading Day following the date on which the Aggregate Exercise Price is delivered (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the Aggregate Exercise Price is received by the Warrant Share Delivery Date provided that the Aggregate Exercise Price is received within two (2) Trading Days following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise. "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.  For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e. Holder's Exercise Limitations. Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties") collectively would beneficially own in excess of 4.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 2(e). For purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

For purposes of this Warrant, in determining the number of outstanding shares of Common Stock the Holder may acquire upon the exercise of this Warrant without exceeding the Beneficial Ownership Limitation, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and Current Reports on Form 8-K or other public filing with the Securities and Exchange Commission (the "SEC"), as the case may be, (y) a more recent public announcement by the Company or (3) any other written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding (the "Reported Outstanding Share Number"). If the Company receives an Notice of Exercise from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Notice of Exercise would otherwise cause the Holder's beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Beneficial Ownership Limitation, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Notice of Exercise (the number of shares by which such purchase is reduced, the "Reduction Shares") and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported.

In the event that the issuance of shares of Common Stock to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder's and the other Attribution Parties' aggregate beneficial ownership exceeds the Beneficial Ownership Limitation (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares.

Upon delivery of a written notice to the Company, the Holder may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% as specified in such notice; provided, however, that (i) any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of warrants that is not an Attribution Party of the Holder.

For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this section shall have any effect of the applicability of the provisions of this section with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 2(e) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant. The Holder acknowledges that the Company may rely on the information set forth in the Notice of Exercise, and shall not be required to independently verify whether or not an exercise would trigger the provisions of this section.

Section 3.        Certain Adjustments.

a. Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on a class or series of shares of its Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective at the close of business on the effective date of the transaction.

b. Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any options, warrants or other securities convertible into Common Stock or rights to purchase stock, warrants, securities or other property pro rata to all the record holders of any class of shares of Common Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

c. Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock (not including shares of Common Stock of the Company) or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as on which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder's right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Beneficial Ownership Limitation, then the Holder shall only be entitled to participate in such Distribution to the extent of the Beneficial Ownership Limitation (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Beneficial Ownership Limitation, at which time the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

d. Fundamental Transaction. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Corporate Event but prior to the Expiration Date, in lieu of shares of Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of this Warrant prior to such Corporate Event, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Corporate Event had this Warrant been exercised immediately prior to such Corporate Event. The provisions of this Section 3(d) shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

"Fundamental Transaction" means (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

e. Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

f. Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.        Transfer of Warrant.

a. Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b. New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c. Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d. Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of the Purchase Agreement.

e. Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.        Miscellaneous.

a. No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. In no event will the Company be required to net cash settle a Warrant exercise.

b. Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d. Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e. Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f. Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

g. Nonwaiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies, notwithstanding the fact that the right to exercise this Warrant terminates on the Termination Date.

h. Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i. Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j. Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k. Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l. Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the record Holders of Warrants issued under the Purchase Agreement covering a majority of the number of Warrant Shares into which the Warrants are then exercisable; provided that amendments to the Exercise Price, Expiration Date, or number of Warrant Shares into which the Warrants are then exercisable, would require the consent of the Holder of the Warrants that are being so amended.

m. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

SPHERE 3D CORP.
By:
Name: Peter Tassiopoulos
Title: Chief Executive Officer

NOTICE OF EXERCISE

To:      SPHERE 3D CORP.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any. Payment shall take the form of lawful money of the United States.

(2) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(3) The time of day this Notice of Exercise is being executed is:

_______________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:____________________________________________________________

Signature of Authorized Signatory of Investing Entity: _____________________________________

Name of Authorized Signatory: ________________________________________________________

Title of Authorized Signatory:__________________________________________________________

Date: ______________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to exercise the Warrant to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:
Email Address:

Dated: _______________ __, ______
Holder's Signature:
Holder's Address:

APPENDIX C

BY-LAW AMENDMENT

SPHERE 3D CORP.

(the "Company")

BY-LAW NO. 1 AMENDING AGREEMENT

WHEREAS certain amendments to the Business Corporations Act (Ontario) (the "Act") were adopted effective July 5, 2021, including, inter alia, the removal of Canadian residency requirements for directors;

AND WHEREAS the Company wishes to amend by-law no. 1, being a by-law relating generally to the conduct of the business and affairs of the Company ("By-law No. 1"), to reflect such changes to the Act.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties) the parties hereto covenant, acknowledge and agree as follows:

1. Unless otherwise defined herein, capitalized terms used in this amending agreement ("By-law No. 1 Amendment"), including in the recitals hereto, shall have the meanings ascribed to such terms in By-law No. 1.

2. By-law No. 1 shall be deemed to have been amended as of the date of this By-law No. 1 Amendment. The terms "hereof", "herein", and similar terms used in By-law No. 1, shall mean and refer to By-law No. 1 as amended by this By-law No. 1 Amendment. [Note: deletions are in strike through and additions are in bold and underline]

3. Section 2.2 [Qualification] of By-law No. 1 shall hereby be amended as follows:

"No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder. ~~Unless the Act specifies otherwise, at least 25% of the directors shall be resident Canadians. However, if the Corporation has fewer than four directors, at least one director shall be a resident Canadian.~~"

1. Except as otherwise provided to the contrary in paragraph 3 above, By-law No. 1 shall continue in full force and effect, unamended.

2. The parties shall sign such further and other documents, and do and perform and cause to be done and performed all such further and other acts and things, as may be necessary or desirable in order to give full effect to this By-law No. 1 Amendment and every part hereof.

3. This By-law No. 1 Amendment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4. A certificate of any director or officer of the Company in office at the time of making of the certificate or of an agent of the Company as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company, as the case may be.

5. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this By-law No. 1 Amendment is as effective as delivery of an originally executed counterpart of this By-law No. 1 Amendment.

EFFECTIVE the 16th day of November, 2021.

Per:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer

C-1